Filed Pursuant to Rule 433

Registration Statement No. 333-135800

November 13, 2006

Statement regarding free writing prospectus

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-430-0686 or 1-866-500-5408. You can access the prospectus directly by clicking on http://www.sec.gov/Archives/edgar/data/1105018/000119312506231537/ds1a.htm

This free writing prospectus amends certain information contained in a preliminary prospectus dated October 31, 2006, primarily to reflect information contained in the issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2006. The preliminary prospectus dated October 31, 2006 has been amended to include the information contained herein and may be accessed as described above. If the terms described in the preliminary prospectus dated October 31, 2006, including, without limitation, those in the Prospectus Summary, Risk Factors and Business sections, are inconsistent with those described herein, the terms described herein shall control.

Recent developments

On October 31, 2006, shareholders of NYMEX Holdings, Inc. (the “Company” or “we”) approved the amendment to the Company’s certificate of incorporation, necessary to consummate the COMEX Division transaction and which will only be implemented if the COMEX Division transaction is consummated. On November 20, 2006, a special meeting of the COMEX members will be held to vote on the approval of the COMEX Division transaction and the Amended and Restated COMEX By-laws which will also only be implemented if the COMEX Division transaction is consummated.

On November 10, 2006, we announced that Thomas LaSala had been named Chief Regulatory

Officer.

Summary consolidated financial information

The following tables set forth, for the periods and at the dates indicated, NYMEX Holdings, Inc.’s summary consolidated financial data. The summary consolidated income statement data for the three years ended December 31, 2005 and the summary consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from our audited consolidated financial statements included elsewhere in our initial public offering prospectus filed with the SEC as part of a registration statement on Form S-1 (the ”initial public offering prospectus“), and the summary consolidated financial data as of and for the nine months ended September 30, 2005 and 2006 are derived from our unaudited consolidated financial statements included elsewhere in this free writing prospectus or our initial public offering prospectus. The summary consolidated balance sheet data as of December 31, 2003 has been derived from our audited consolidated financial statements not included in this free writing prospectus. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. You should read this data in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” our consolidated financial statements and the related notes included elsewhere in this free writing prospectus or our initial public offering prospectus.

	Nine months ended September 30,		Year ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)

	(in thousands, except share data and per contract data)
Income statement data
Revenues
Clearing and transaction fees, net(1)	$314,966	$203,565	$277,632	$193,295	$139,731
Market data fees	47,221	33,064	44,533	32,605	31,700
Other, net(2)	10,292	8,577	11,943	11,532	12,737
Investment income, net	5,750	5,730	8,895	3,893	3,929
Interest income from securities lending	97,914	41,167	68,782	—	—

Total revenues	476,143	292,103	411,785	241,325	188,097
Interest expense from securities lending	94,608	39,017	65,224	—	—

Net revenues	381,535	253,086	346,561	241,325	188,097
Total operating expenses	175,160	160,473	215,560	193,739	172,156

Income before provision for income taxes	206,375	92,613	131,001	47,586	15,941
Provision for income taxes	93,885	42,139	59,873	20,219	7,061

Net income	$112,490	$50,474	$71,128	$27,367	$8,880

Weighted average common shares outstanding, basic and diluted(3)	60,079,000	816	816	816	816

Basic and diluted earnings per share	$1.78	$61,855	$87,167	$33,538	$10,882

Proforma weighted average common shares outstanding and earnings per share, retroactively adjusted to reflect the 90,000-for-1 recapitalization on March 14, 2006 (unaudited):
Weighted average common shares outstanding, basic and diluted(4)	79,448,000	73,440,000	73,440,000	73,440,000	73,440,000
Basic and diluted earnings per share	$1.35	$0.69	$0.97	$0.37	$0.12
Other data (unaudited)
Trading and clearing volume(5)
NYMEX	134,098	110,068	145,169	124,763	112,461
COMEX	25,953	22,470	30,771	30,443	25,423
Off-exchange	60,425	27,968	39,270	14,280	6,018

Total volume(6)	220,476	160,506	215,210	169,486	143,902
Average revenue per contract(7)	$1.43	$1.27	$1.29	$1.14	$0.97

	As of September 30,			As of December 31,
	Pro forma(8)	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)	(audited)

Balance sheet data
Cash and cash equivalents	$15,255	$15,255	$3,105	$35,664	$3,084	$1,763
Marketable securities at market value	194,064	194,064	99,008	100,993	144,950	64,885
Collateral from securities lending program	2,446,720	2,446,720	3,425,948	2,314,618	—	—
Total current assets	2,735,729	2,735,729	4,382,227	2,589,122	232,682	239,421
Total assets	2,952,068	2,952,068	4,601,261	2,808,747	454,650	477,676
Total debt (including short-term portion)	85,915	85,915	88,732	85,915	88,732	91,549
Total liabilities	2,763,674	2,763,674	4,509,205	2,698,965	327,868	372,261
Cumulative redeemable convertible preferred stock, $0.01 par value; 8,160,000 shares authorized, issued and outstanding as of September 30, 2006	—	158,711	—	—	—	—
Total stockholders’ equity (deficit)	188,394	29,683	92,056	109,782	126,782	105,415

(1)	Clearing and transaction fees are presented net of payments to members under the Company’s proprietary fee reduction program, which was $14,049 for the year ended December 31, 2003. This program was eliminated effective January 1, 2004 and, as a result, there were no fee reductions for the years ended December 31, 2005 and 2004.

(2)	In 1998, NYMEX Division introduced various incentive programs. These programs reduced other revenue for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004 and 2003 by $1,344, $1,851, $1,366 and $1,216, respectively.

(3)	Weighted average common shares outstanding, basic and diluted includes common shares of 54,071,000 and participating securities—convertible preferred stock of 6,008,000 post-March 14, 2006, the date of the closing of the General Atlantic transaction.

(4)	Weighted average common shares outstanding, basic and diluted, include common shares of 54,071,000 and participating securities—convertible preferred stock of 6,008,000 post-March 14, 2006, the date of the closing of the General Atlantic transaction showing the effect of the 90,000-for-1 recapitalization of our common stock on March 14, 2006.

(5)	These volumes also include cash settlement transactions for contracts cleared on NYMEX ClearPort® Clearing for which transaction fees are assessed. Prior to the filing of our quarterly report on Form 10-Q for the period ended March 31, 2006, cash settlement transactions were included as part of the NYMEX Division volumes labeled as “other.” Since the cash settlement transactions are for NYMEX ClearPort® Clearing contracts, the prior period volume information has been adjusted to include such transactions in NYMEX ClearPort® Clearing for comparative purposes.

(6)	Total volume represents the total volume for trading and clearing, including off-exchange. Total traded volume on-exchange for the nine months ended September 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003 is 160,051, 132,538, 175,940, 155,206 and 137,884, respectively.

(7)	Average revenue per contract represents clearing and transaction fees, net divided by total volume.

(8)	The unaudited pro forma consolidated financial information as of September 30, 2006 gives effect to the conversion of all outstanding Series A Preferred Stock immediately prior to our initial public offering (the ”offering”) as if such transactions occurred on September 30, 2006.

Capitalization

The following table sets forth the capitalization of NYMEX Holdings as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion on a 1:1 basis of all of our issued and outstanding Series A Preferred Stock immediately prior to this offering; and

•	as adjusted to give effect to the issuance and sale by us of 4,890,000 shares of common stock in this offering at an assumed initial public offering price of $50.00 per share, the mid-point of the range shown on the cover of our initial public offering prospectus and (A) the receipt by us of the estimated net proceeds of approximately $220,200,000, after deducting: (i) underwriters discounts and commission; and (ii) the estimated offering expenses of 4,800,000, and (B) the payment (x) by General Atlantic to us of $10 million in the aggregate and the subsequent payment by us of the $10 million as a special dividend to our stockholders of record on March 13, 2006, the business day immediately preceding the closing of the transaction with General Atlantic; (y) of $80 million in the aggregate as a special dividend to our holders of common stock (including the Series A Preferred Stock on an as-converted basis) on the day immediately preceding the pricing of this offering; and (z) of $10 million in the aggregate to the owners of COMEX Division memberships.

The information set forth below should be read in conjunction with the sections entitled “Selected consolidated financial and other data” and “Management’s discussion and analysis of financial condition and results of operation” and the financial statements and related notes included elsewhere in this free writing prospectus or our initial public offering prospectus.

	As of September 30, 2006 (unaudited)
(in thousands, except share data)	Actual	Pro forma	As Adjusted

Cash and cash equivalents	$15,255	$15,255	$225,455
Marketable securities	194,064	194,064	114,064	(1)

Total cash and marketable securities	$209,319	$209,319	$339,519

Long-term debt (including current portion)	85,915	85,915	85,915
Cumulative redeemable convertible preferred stock, $0.01 par value; 8,160,000 shares authorized, issued and outstanding as of September 30, 2006	158,711	—	—

Stockholders’ (deficit) equity:
Common stock, $0.01 par value; 81,600,000 shares authorized on September 30, 2006; 73,440,000 shares issued and outstanding as of September 30, 2006(2)(3)	734	816	865
Additional paid-in capital	7,305	160,321	390,472
Retained (deficit) earnings	20,253	25,866	(64,134)
Accumulated other comprehensive income, net of tax	1,391	1,391	1,391

Total stockholders’ (deficit) equity	29,683	188,394	328,594

Total capitalization(4)	$274,309	$274,309	$414,509

(1)	Represents sales of marketable securities for the payment of the $80 million special dividend.

(2)

In the event the COMEX Transaction Amendment is consummated after this offering, our authorized capital stock prior to the consummation of the COMEX Division transaction will consist of: 168,940,000 shares, par value $0.01 per share, which consists of (i) 73,440,000 shares of Series A-1, A-2 and A-3 Common Stock; (ii) 73,440,000 shares of common stock reserved for issuance upon conversion of the Series A-1, A-2 and A-3 Common Stock (upon conversion, the shares of Series A-1, A-2 and A-3 Common Stock will be retired and no longer available for reissuance); (iii) 8,160,000 shares of common stock to be issued upon the automatic conversion of the Series A Preferred Stock; (iv) 4,300,000 shares of common stock reserved for issuance under the NYMEX Holdings, Inc. 2006 Omnibus Long-Term Incentive Plan (the “2006 Plan”); and (v) 9,600,000 shares of common stock available for issuance in this offering.

(3)	In the event the COMEX Division transaction is consummated prior to the consummation of this offering, our authorized capital stock upon consummation of this offering will consist of: 181,909,600 shares, par value $0.01 per share, which consists of (i) 73,440,000 shares of Series A-1, A-2 and A-3 Common Stock; (ii) 73,440,000 shares of common stock reserved for issuance upon conversion of the Series A-1, A-2 and A-3 Common Stock (upon conversion, the shares of Series A-1, A-2 and A-3 Common Stock will be retired and no longer available for reissuance); (iii) 8,160,000 shares of common stock to be issued upon the automatic conversion of the Series A Preferred Stock; (iv) 4,300,000 shares of common stock reserved for issuance under the 2006 Plan; (v) 9,600,000 shares of common stock available for issuance in this offering; (vi) 6,484,800 shares of Series B-1, B-2 and B-3 Common Stock reserved for issuance in connection with the COMEX Division transaction; and (vii) 6,484,800 shares of common stock reserved for issuance in connection with the COMEX Division transaction and upon conversion of the Series B-1, B-2 and B-3 Common Stock (upon conversion, the shares of Series B-1, B-2 and B-3 Common Stock will be retired and no longer available for reissuance).

(4)	A $1.00 increase in the assumed initial public offering price of $50.00 per share (the mid-point of the range on the cover page of our initial public offering prospectus) would increase each of additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $5.265 million, assuming the number of shares offered by us, as set forth on the cover page of our initial public offering prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. A $1.00 (decrease) in the assumed initial public offering price of $50.00 per share (the mid-point of the range on the cover page of our initial public offering prospectus) would (decrease) each of additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $4.500 million, assuming the number of shares offered by us, as set forth on the cover page of our initial public offering prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

An increase of 100,000 shares offered by us at the assumed initial public offering price of $50.00 per share (the mid-point of the range on the cover page of our initial public offering prospectus) would increase each of our cash and cash equivalents, our paid-in capital, our total stockholders’ equity, and our total capitalization by $4,675,000, $4,674,000, $4,675,000, and $4,675,000 , respectively.

Dilution

Purchasers of common stock in this offering will suffer immediate and substantial dilution in actual net tangible book value per share. Our actual net tangible book value as of September 30, 2006 was approximately $13.4 million, or approximately $0.18 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities and cumulative redeemable convertible preferred stock, divided by the number of shares of common stock outstanding as of September 30, 2006. Dilution is the amount by which the offering price paid by the purchasers of common stock will exceed the pro forma consolidated actual net tangible book value per share of common stock after the offering. Pro forma consolidated actual net tangible book value per share represents consolidated tangible net assets less consolidated liabilities divided by the number of shares of common stock outstanding on a pro forma basis after giving effect to the conversion of all outstanding shares of Series A Preferred Stock into shares of common stock at the consummation of this offering. As of September 30, 2006, we had a pro forma consolidated actual net tangible book value of $172.1 million, or $2.11 per share of common stock. Upon the sale by us of 4,890,000 shares of common stock at an assumed initial public offering price of $50.00 per share, the mid-point of the range shown on the cover of our initial public offering prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma consolidated actual net tangible book value as of September 30, 2006, would have been $302.3 million, or $3.49 per share of common stock. This represents an immediate increase in pro forma actual net tangible book value to existing stockholders of $1.38 per share and immediate dilution to new investors of $46.51 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$50.00
Actual net tangible book value (deficit) per share as of September 30, 2006	$0.18
Increase per share due to pro forma adjustments	1.93
Pro forma consolidated actual net tangible book value per share before this offering	2.11
Increase in pro forma consolidated actual net tangible book value per share attributable to new investors	1.38

Pro forma consolidated actual net tangible book value per share after this offering		3.49

Dilution per share to new investors		$46.51

Additionally, if the COMEX Division transaction is consummated prior to the offering, an additional 6,484,800 shares of common stock (or Series B Common Stock convertible into common stock free of transfer restrictions) will be issued for no additional cash consideration and both existing stockholders and new investors will incur immediate dilution of $0.24 per share.

Excluding the effects of the consummation of the COMEX Division transaction a $1.00 increase in the assumed initial public offering price of $50.00 per share (the mid-point of the range on the cover page of our initial public offering prospectus), assuming we choose not to alter the number of shares offered, would increase the pro forma consolidated actual net tangible book value after this offering by $5.265 million and decrease the dilution per share to new investors by $0.06, in each case assuming the number of shares offered by us, as set forth on the cover page of our initial public offering prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, a $1.00 decrease in the assumed initial public offering price of $50.00 per share (the mid-point of the range on the cover page of our initial public offering prospectus), assuming we choose not to alter the number of shares offered, would decrease the pro forma consolidated actual net tangible book value after this offering by $4.5 million and increase the dilution per share to new investors by $0.05, in each case assuming the number of shares offered by us, as set forth on the cover page of our initial public offering prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

Excluding the effects of the consummation of the COMEX Division transaction, an increase in 100,000 shares offered by us at the assumed initial public offering price of $50.00 per share (the mid-point of the range on the cover page of our initial public offering prospectus) would increase the pro forma consolidated net tangible book value after this offering by $4,675,000 and decrease dilution per share to new investors by $.05.

Selected consolidated financial and other information

The following table sets forth selected consolidated financial and other information of NYMEX Holdings. The selected balance sheet data as of December 31, 2004 and 2005 and selected operating data for each of the years in the two-year period ended December 31, 2005 have been derived from the audited consolidated financial statements and notes thereto included elsewhere in our initial public offering prospectus. The balance sheet data as of December 31, 2001, 2002 and 2003 and operating data for each of the years in the three-year period ended December 31, 2003 have been derived from the audited financial statements and related notes not included in this free writing prospectus or our initial public offering prospectus. The unaudited pro forma consolidated balance sheet data as of September 30, 2006 gives effect to the conversion of all outstanding Series A Preferred Stock immediately prior to this offering as if such transactions occurred on September 30, 2006. The information set forth below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” in this document, the consolidated financial statements and the notes thereto, and other financial information, included in this free writing prospectus or our initial public offering prospectus. Certain reclassifications have been made to prior periods to conform to the current presentation and per share amounts have been adjusted to give retroactive effect to our 90,000-for-1 recapitalization.

	Nine months ended September 30,		Year ended December 31,
(In thousands, except share data)	2006 (unaudited)	2005 (unaudited)	2005 (audited)	2004 (audited)	2003 (audited)	2002 (audited)	2001 (audited)

Income statement data

Revenues
Clearing and transaction fees, net(1)	$314,966	203,565	$277,632	$193,295	$139,731	$140,763	$104,302
Market data fees	47,221	33,064	44,533	32,605	31,700	33,459	34,313
Other, net(2)	10,292	8,577	11,943	11,532	12,737	14,982	5,666
Investment income, net	5,750	5,730	8,895	3,893	3,929	4,467	4,135
Interest income from securities lending	97,914	41,167	68,782	—	—	—	—

Total revenues	476,143	292,103	411,785	241,325	188,097	193,671	148,416
Interest expense from securities lending	94,608	39,017	65,224	—	—	—	—

Net revenues	381,535	253,086	346,561	241,325	188,097	193,671	148,416

Expenses
Direct transaction costs(4)	31,582	22,411	—	—	—	—	—
Salaries and employee benefits	60,046	45,316	62,419	57,357	54,401	49,121	50,443
Occupancy and equipment	22,467	21,518	28,482	26,383	26,664	24,364	20,663
Depreciation and amortization, net(3)	11,570	11,805	15,221	21,795	24,679	20,926	16,024
General and administrative(4)	16,027	17,049	52,565	32,372	23,314	17,737	12,848
Professional services	10,811	21,720	27,379	26,544	17,427	17,954	12,753
Telecommunications	4,754	5,104	6,929	6,056	5,934	7,639	10,878
Marketing	4,420	3,096	5,207	2,490	2,080	2,633	1,721
Other expenses	7,322	6,804	9,909	8,352	8,080	8,198	6,695
Interest expense	5,000	5,179	6,852	7,039	7,237	7,455	7,662
Amortization of goodwill(5)	—	—	—	—	—	—	2,153
Asset impairment and disposition losses	1,161	471	597	5,351	2,340	12,583	5,114

Total operating expenses	175,160	160,473	215,560	193,739	172,156	168,610	146,954

Income before provision for income taxes	206,375	92,613	131,001	47,586	15,941	25,061	1,462
Provision for income taxes	93,885	42,139	59,873	20,219	7,061	12,762	782

Net income	$112,490	$50,474	$71,128	$27,367	$8,880	$12,299	$680

Weighted average common shares outstanding, basic and diluted(6)	60,079,000	816	816	816	816	816	816
Basic and diluted earnings per share	$1.78	$61,855	$87,167	$33,538	$10,882	$15,072	$833

Proforma weighted average common shares outstanding and earnings per share, retroactively adjusted to reflect the 90,000-for-1 recapitalization on March 14, 2006 (unaudited):
Weighted average common shares outstanding, basic and diluted(7)	79,448,000	73,440,000	73,440,000	73,440,000	73,440,000	73,440,000	73,440,000
Basic and diluted earnings per share	$1.35	$0.69	$0.97	$0.37	$0.12	$0.17	$0.01

	Nine months ended September 30,			Year ended December 31,
(In thousands, except per share data, ratios and per contract data)	2006		2005	2005	2004	2003	2002	2001

Other data (unaudited)
Cash dividends paid per common share	$2.43	(8)	$108,701	$108,701	$6,128	$9,191	$—	$—
Pre-tax margin	54.1%		36.6%	37.8%	19.7%	8.5%	12.9%	1.0%
Working capital	$193,203		$99,013	$112,898	$134,382	$99,628	$93,011	$79,974
Capital expenditures	$8,722		$8,565	$12,403	$6,639	$13,446	$31,049	$27,221
Cash provided by operations	$120,994		$64,405	$82,093	$68,775	$29,908	$65,109	$8,749

Trading and clearing volumes(9)
NYMEX	134,098		110,068	145,169	124,763	112,461	119,647	88,257
COMEX	25,953		22,470	30,771	30,443	25,423	18,337	14,768
Off-Exchange	60,425		27,968	39,270	14,280	6,018	546	—

Total volume(10)	220,476		160,506	215,210	169,486	143,902	138,530	103,025
Average revenue per contract(11)	$1.43		$1.27	$1.29	$1.14	$0.97	$1.02	$1.01

	As of September 30,			As of December 31,
(In thousands, except share data)	Pro forma(12) (unaudited)	2006 (unaudited)	2005 (unaudited)	2005 (audited)	2004 (audited)	2003 (audited)	2002 (audited)	2001 (audited)

Balance sheet data
Cash and cash equivalents	$15,255	$15,255	$3,105	$35,664	$3,084	$1,763	$1,014	$5,680
Marketable securities at market value	194,064	194,064	99,008	100,993	144,950	64,885	66,976	65,421
Collateral from securities lending program	2,446,720	2,446,720	3,425,948	2,314,618	—	—	—	—
Total current assets	2,735,729	2,735,729	4,382,227	2,589,122	232,682	239,421	212,709	161,394
Total assets	2,952,068	2,952,068	4,601,261	2,808,747	454,650	477,676	462,755	415,951
Total tangible assets (excluding goodwill and other intangible assets)	2,935,739	2,935,739	4,584,494	2,792,199	437,226	459,475	446,387	399,262
Long-term borrowings	83,098	83,098	85,915	83,098	85,915	88,732	91,551	94,368
Total debt (including short-term portion)	85,915	85,915	88,732	85,915	88,732	91,549	94,368	97,185
Total liabilities	2,763,674	2,763,674	4,509,205	2,698,965	327,868	372,261	361,220	321,715
Cumulative redeemable convertible preferred stock, $0.01 par value; 8,160,000 shares authorized, issued and outstanding as of September 30, 2006	—	158,711	—	—	—	—	—	—
Total stockholders’ equity	$188,394	$29,683	$92,056	$109,782	$126,782	$105,415	$101,535	$94,236

(1)	Clearing and transaction fees are presented net of payments to members under the Company’s proprietary fee reduction program, which were $14,049, $5,245 and $6,693 for the years ended December 31, 2003, 2002 and 2001, respectively. This program was eliminated effective January 1, 2004 and, as a result, there were no fee reductions for the years ended December 31, 2005 and 2004.

(2)	In 1998, NYMEX Division introduced various incentive programs. These programs reduced other revenue for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 by $1,344, $1,851, $1,366, $1,216, $2,263 and $2,389, respectively.

(3)	Depreciation and amortization expense is net of amortization of a deferred credit for building construction of $2,145, annually and was $1,609 for the nine months ended September 30, 2006.

(4)	Included in general and administrative expenses are direct transaction costs of $29,158, $16,004, $6,083, $1,799 and $1,388 for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively. Direct transaction costs are not included in general and administrative expenses for the nine months ended September 30, 2005 and 2006.

(5)	Effective January 1, 2002, the Company is no longer required to amortize goodwill pursuant to SFAS No. 142. Instead, the carrying value of goodwill is annually measured for impairment. Such a test was performed in the second quarter of 2006 and in the fourth quarters of 2005, 2004, 2003 and 2002, and no impairment was required.

(6)	Weighted average common shares outstanding, basic and diluted includes common shares of 54,071,000 and participating securities—convertible preferred stock of 6,008,000 post-March 14, 2006, the date of the closing of the General Atlantic Transaction.

(7)	Adjusted to show the effect of the 90,000-for-1 recapitalization of our common stock on March 14, 2006.

(8)	Total cash dividends paid to stockholders divided by the number of shares outstanding, adjusted to show the effect of the 90,000-for-1 recapitalization of our common stock on March 14, 2006. During the nine months ended September 30, 2006, we paid dividends of $193.6 million on 73,440,000 shares and $5.0 million on 81,600,000 shares.

(9)	These volumes also include cash settlement transactions for contracts cleared on NYMEX ClearPort® Clearing for which transaction fees are assessed. Prior to the filing of our quarterly report on Form 10-Q for the period ended March 31, 2006, cash settlement transactions were listed as part of the NYMEX Division volumes labeled as “other.” Since the cash settlement transactions are for NYMEX ClearPort® Clearing contracts, the prior period volume information has been adjusted to include such transactions in NYMEX ClearPort® Clearing for comparative purposes.

(10)	Total volume represents the total volume for trading and clearing, including off-exchange. Total traded volume on-exchange for the nine months ended September 30, 2006 and 2005 and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 is 160,051, 132,538, 175,940, 155,206, 137,884, 137,984 and 103,025, respectively.

(11)	Average revenue per contract represents clearing and transaction fees, net divided by total volume.

(12)	The unaudited pro forma consolidated financial information as of September 30, 2006 gives effect to the conversion of all outstanding Series A Preferred Stock immediately prior to this offering as if such transactions occurred on September 30, 2006.

Management’s discussion and analysis of financial condition and results of operations

This document contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of several factors, including the risks and uncertainties faced by us as described below and elsewhere in our initial public offering prospectus, including in the sections entitled “Special note about forward-looking statements” and “Risk factors”.

Introduction

This discussion summarizes the significant factors affecting our results of operations and financial condition for the nine months ended September 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003. This discussion is provided to increase the understanding of, and should be read in conjunction with, the financial statements, accompanying notes and tables included in our initial public offering prospectus.

Business overview

We facilitate the buying and selling of energy and metal commodities for future delivery under rules intended to protect the interests of market participants. We provide liquid marketplaces where physical commodity market participants can manage future price risk and, through our clearing operations, mitigate counter-party credit risk. Through real-time and delayed dissemination of our transaction prices, we provide price discovery and transparency to market participants. In order to enhance our markets and provide market participants additional mechanisms to manage risk, we seek to continuously offer new products, distribution services and clearing services. We do not own commodities, trade for our own account, or otherwise engage in market activities.

The NYMEX Division provides a marketplace for trading primarily energy futures and options. The COMEX Division provides a marketplace for trading precious and base metals futures and options. NYMEX Division’s principal markets include crude oil, natural gas, heating oil and unleaded gasoline. COMEX Division’s principal markets include gold, silver and high grade copper. We provide the physical facilities for open outcry auction markets. The open outcry markets operate during regular business hours, and trading activities in these markets are, for purposes of this management discussion, referred to as floor trading. In April 2006, we entered into a technology services agreement with CME to trade our products on CME Globex electronic trading platform. On June 11, 2006, our cash-settled energy futures contracts for all listed months became available for electronic trading during open outcry hours, which is commonly referred to as side-by-side trading for trade date June 12, 2006. NYMEX miNY™ futures contracts, which are smaller versions of our normal NYMEX Division futures contracts, migrated to CME Globex electronic trading platform on that date as well. On August 6, 2006 for trade date August 7, 2006, we migrated our after-hours energy, platinum and palladium futures contracts that were previously traded electronically on NYMEX ACCESS onto CME Globex electronic trading platform. On the same day, we began offering all NYMEX miNY™ futures contracts listed on CME Globex electronic trading platform for all months corresponding with the underlying full-sized futures contracts and spread trading for all full-sized, physically delivered contracts during after-hours trading. Spread trading between financially settled and physically delivered futures contracts also began during both open outcry and after-hours trading. On September 4, 2006 for trade date

September 5, 2006, we began offering side-by-side electronic trading of our physically delivered energy futures contracts. We anticipate that no later than the fourth quarter of 2006 we will begin migrating after-hours electronic trading of our metals futures and options contracts that are currently traded electronically on NYMEX ACCESS® onto CME Globex electronic trading platform. In addition, pursuant to the terms of our agreement with CME, if we acquire or merge with an entity, that at the time of such acquisition or merger, operates a trading execution system for futures or futures options products (or off-exchange look-alike versions of such products), electronic trading of such products shall be transitioned to CME Globex electronic trading platform within two years. We clear and settle all trading of our contracts conducted via CME Globex electronic trading platform through our clearinghouse.

We provide trade-clearing services for transactions executed through our floor trading operations, transactions executed through CME Globex electronic trading platform and our current NYMEX ACCESS® and NYMEX ClearPort® Trading electronic trading platforms. In addition, NYMEX ClearPort® Clearing is our off-exchange clearing platform, which is intended, among other things, to alleviate some of the credit risk issues in the marketplace by using our clearing operations to offer market participants the advantages of reducing risks by permitting futures and off-exchange positions to be offset. This platform permits market participants to negotiate bilateral trades in the off-exchange market, which are then transferred to our division as futures contracts for clearing. See “Business—Recent developments” for a discussion of our technology services offered which facilitate virtually 24 hours per day side-by-side trading.

In order to conduct floor-trading activities, market participants must own or lease a membership on the NYMEX Division or COMEX Division. Non-members may execute floor trades on our divisions, but must do so through a member. In addition, non-members may obtain NYMEX Division electronic trading privileges for a fee.

For products traded electronically, including NYMEX miNY™, for each Class A membership owned or leased by an individual Class A member, a member (in addition to the right to trade on the trading floor) is authorized by NYMEX Exchange to utilize up to four simultaneous electronic trading privileges for an owner (one for the owner plus three others) or up to two simultaneous electronic trading privileges for a lessee (one for the lessee plus one other) for the exercise of member trading rights with the related member rates. In all cases, such privileges can only be utilized for the account of the individual Class A member, either an owner or lessee, who granted such privileges. These electronic trading privileges can only be leased together with the related Class A membership and only to an individual. For products traded electronically, member firms and member clearing firms are initially authorized by NYMEX Exchange to utilize without charge a number of simultaneous electronic trading privileges consistent with the number of Class A memberships owned by such firm for the exercise of member trading rights with the related member rates. Member firms and member clearing firms may request from NYMEX Exchange additional electronic trading privileges for the exercise of member trading rights with the related member rates, for which NYMEX Exchange charges a standard fee.

Certain NYMEX Division members and COMEX Division members are clearing members. Clearing members provide capital to support our clearing activities. All market participants trading through our floor trading and electronic trading venues must have a clearing relationship with a clearing member who will clear their trades through our clearinghouse. Market participants must have similar clearing member relationships to use NYMEX ClearPort® Clearing.

Our principal sources of revenues are clearing and transaction fees derived from trades executed on our divisions, and/or cleared through our clearinghouse, and fees charged for our proprietary futures and options contract price information.

Clearing and transaction fees are dependent primarily upon the volume of trading activity conducted on our divisions and cleared by our clearinghouse. These volumes are impacted by several factors, including:

•	National and international economic and political conditions;

•	Volatility in price levels of the underlying commodities;

•	Market perception of stability in commodities and financial markets;

•	The level and volatility of interest rates and inflation;

•	Supply and demand of alternative fuel sources;

•	Credit quality of market participants; and

•	Weather conditions affecting certain energy commodities.

The relative proportions of member and non-member trading activities, and the trading venues on which market participants trade also impact the levels of clearing and transaction fees. NYMEX Division members and COMEX Division members are afforded more favorable transaction pricing than non-members, and are eligible to participate in certain transaction fee and cost reduction programs, which impact the level of clearing and transaction fees and other revenues.

Market data relating to proprietary prices of contracts executed on our divisions are sold to vendors who redistribute this information to market participants and others. The level of market data fees is dependent upon the number of vendors and the number of end users receiving data through the vendor redistribution process.

Our expenses consist primarily of employee compensation and benefits and the cost of facilities, equipment, software and communications to support our trading and clearing operations. We also incur marketing costs associated with the development and launch of new products and services. We invest in technology and infrastructure to support market expansion, enhance our trading and clearing technology, and develop new products and services.

Market conditions

For the nine months ended September 30, 2006, our total volume of futures and options contracts traded and/or cleared was 220.5 million contracts, an increase of 60.0 million contracts or 37.4% from 160.5 million contracts for the same period last year.

In 2005, the volume of total futures and options contracts traded and/or cleared was 215.2 million contracts, an increase of 45.7 million contracts or 27.0%, compared to 169.5 million contracts in 2004.

In 2004, the volume of total futures and options contracts traded and/or cleared was 169.5 million contracts, an increase of 25.6 million contracts or 17.8%, compared to 143.9 million contracts in 2003.

Provided below is a discussion of our three significant components of trading and clearing operations: (i) NYMEX Division; (ii) COMEX Division; and (iii) NYMEX ClearPort® Clearing. NYMEX Division and COMEX Division information presented in the following discussion excludes contracts cleared through NYMEX ClearPort® Clearing. Included in the NYMEX Division volumes are futures contracts of NYMEX Europe Limited (“NYMEX Europe”), our European subsidiary, that are traded on the subsidiary’s trading floor in London, England, which opened during the third quarter of 2005. On June 9, 2006, we closed the open outcry futures exchange in London, England and are migrating its futures contracts to CME Globex electronic trading platform. Trading and clearing volumes discussed in this management’s discussion and analysis are expressed as “round-turns,” which are matched buys and sells of the underlying contracts. These volumes include futures settlement and options exercise transactions for which transaction fees are assessed. Prior to the filing of the second quarter 2004 Form 10-Q, we did not include settlement and exercise volumes in our volume disclosures. Accordingly, prior period volume information has been adjusted to include such transactions for comparative purposes. Open interest represents the average daily number of contracts for which clearing members and their customers are obligated to our clearinghouse and are required to make or take future delivery of the physical commodity (or in certain cases be settled by cash), or close out the position with an offsetting sale or purchase prior to contract expiration. Options open interest represents unexpired, unexercised option contracts.

NYMEX Division

For the nine months ended September 30, 2006, the volume of futures and options contracts traded and cleared on the NYMEX Division was 134.1 million contracts, an increase of 24.0 million contracts or 21.8% from 110.1 million contracts for the same period last year.

In 2005, the volume of futures and options contracts traded and cleared on the NYMEX Division was 145.2 million contracts, an increase of 20.4 million contracts or 16.4%, compared to 124.8 million contracts in 2004.

In 2004, the volume of futures and options contracts traded and cleared on the NYMEX Division was 124.8 million contracts, an increase of 12.3 million contracts or 10.9%, compared to 112.5 million contracts in 2003.

The following tables set forth trading and clearing volumes and open interest for our major energy futures and options products.

NYMEX division futures and options contracts traded and cleared

	Nine months ended September 30		Year Ended December 31,
(in thousands)	2006	2005	2005	2004	2003

Light sweet crude oil	69,215	58,860	77,224	66,615	57,368
Henry Hub natural gas	26,363	22,950	30,092	26,674	29,490
N.Y. heating oil	10,700	10,960	14,455	13,914	12,466
N.Y. harbor gasoline	10,587	11,304	14,425	13,892	11,972
Other	17,233	5,994	8,973	3,668	1,165

Total	134,098	110,068	145,169	124,763	112,461

NYMEX division futures and options contracts open interest

	At September 30,		At December 31,
(in thousands)	2006	2005	2005	2004	2003

Light sweet crude oil	3,942	2,919	2,717	1,955	1,333
Henry Hub natural gas	2,386	1,702	1,705	1,334	1,058
N.Y. heating oil	307	306	264	266	194
N.Y. harbor gasoline	141	211	183	216	129
Other	481	177	701	82	54

Total	7,257	5,315	5,570	3,853	2,768

Light sweet crude oil

For the nine months ended September 30, 2006, total futures and options contract volume was 69.2 million contracts, an increase of 10.3 million contracts or 17.6% from 58.9 million contracts for the same period last year.

We believe that the increase in total futures and options contract volume for the nine-month period was due, in part, to the continued uncertainty of global oil supplies. Political events in major oil producing countries in the Middle East and Africa continue to heighten concerns over the reliability of oil exports from such countries. As a result, volatility continued at high levels and pushed both futures and options volumes higher.

In 2005, total futures and options contract volume increased by 10.6 million contracts or 15.9%, compared to 2004. We believe that increases in futures and options contract volume were due, in part, to the price volatility of crude oil. The price volatility was caused by historically high price levels, continued strong global demand for crude oil and continued supply concerns. Seasonal factors also contributed to the price volatility, with the cold weather in the Northern Hemisphere affecting the first quarter of 2005, and the severe hurricane season in the Gulf of Mexico disrupting oil refineries during the latter half of 2005. In addition, regional conflicts in the Middle East and Africa contributed to concerns about the security of oil supplies.

In 2004, total futures and options contract volume increased by 9.3 million contracts or 16.1%, compared to 2003. We believe that the increases in futures and options contract volume were due, in part, to the continuing strong global demand for crude oil, particularly in China and the United States. In addition, the price volatility of crude oil increased due to terrorism concerns in the Middle East throughout the year, as well as supply concerns due to the hurricanes that affected the oil refineries located near the Gulf of Mexico in the third quarter of 2004. Finally, continued high price differentials between crude oil and gasoline have resulted in increased trading activity.

Henry Hub natural gas

For the nine months ended September 30, 2006, total futures and options contracts volume was 26.4 million contracts, an increase of 3.4 million contracts or 14.9% from 23.0 million contracts for the same period last year.

We believe that the increase in total futures and options contract volume for the nine-month period was due, in part, to higher volatility related to a significant decline in the price of natural gas during 2006. The price decline can be directly related to the unusually warm winter weather at the beginning of 2006, followed by high inventory levels and an uneventful hurricane season in the Gulf of Mexico. Dramatically declining price levels increased demand for hedging and, as a result, trading activity in the natural gas market increased.

In 2005, total futures and options contract volume increased by 3.4 million contracts or 12.8%, compared to 2004. We believe that increases in futures and options contract volume were due, in part, to significant fluctuations in the price of natural gas during 2005. During 2005, there was a significant increase in price due to record warm weather in the Northeast. This resulted in increased usage to generate electricity for the summer’s high air conditioning demand. In addition, there were continued concerns about the North American natural gas supply, which resulted in higher trading activity. The hurricanes in the Gulf of Mexico caused structural damage to production and processing facilities, which reduced delivery of natural gas and further increased supply concerns. Additionally, colder than normal temperatures in the Eastern U.S. during December contributed to higher trading activity at year end.

In 2004, total futures and options contract volume decreased by 2.8 million contracts or 9.0%, compared to 2003. We believe that the decreases in futures and options contract volume were due, in part, to diminished concern, with the exception of the third quarter of 2004, when hurricanes in the Gulf of Mexico increased concern, regarding the supply of natural gas. Moderately higher storage levels may have reduced concerns about the availability of natural gas for the 2004 winter heating season. In addition, the 2004 summer season was cooler compared to 2003 in several regions of the United States, which may have also reduced supply concerns as less natural gas was needed to power electricity generation plants that produce electricity to meet the summer’s air conditioning demand.

New York heating oil

For the nine months ended September 30, 2006, total futures and options contracts volume was 10.7 million contracts, a decrease of 0.3 million contracts or 2.4% from 11.0 million contracts for the same period last year.

We believe that the slight decreases in total futures and options contract volume for the nine-month period was due, in part, to a marginal decrease in the price volatility of heating oil compared to the prior year resulting in decreases in options trading volume. This was offset, in part, by a slight increase in futures trading volume, as strong global demand and continued concerns surrounding limited refining capacity resulted in increased futures trading activity.

In 2005, total futures and options contract volume increased by 0.5 million contracts or 3.9%, compared to 2004. We believe that increases in futures and options contract volume were due, in part, to the continuing strong global demand for distillate fuels, which include heating oil, diesel fuel, and jet fuel. In addition, concerns surrounding limited refining capacity continued to cause higher volatility in the heating oil market, resulting in increased trading activity. Refining capacity concerns were strengthened during the latter half of 2005, as severe hurricanes in the Gulf of Mexico caused disruptions to oil refineries in the region. Finally, high price differentials between heating oil and crude oil have also resulted in increased trading activity.

In 2004, total futures and options contract volume increased by 1.4 million contracts or 11.6%, compared to 2003. We believe that the increases in futures and options contract volume were due, in part, to the continuing strong global demand for petroleum products, including heating oil. In addition, price volatility in the heating oil market increased, as supply concerns arose throughout 2004 due to terrorism in the Middle East, as well as the hurricanes that affected the oil refineries located near the Gulf of Mexico during the third quarter of 2004. Finally, high price differentials between crude oil and heating oil have resulted in increased trading activity.

New York harbor gasoline

For the nine months ended September 30, 2006, total futures and options contracts volume was 10.6 million contracts, a decrease of 0.7 million contracts or 6.3% from 11.3 million contracts for the same period last year.

We believe that the decrease in total futures and options contract volume for the nine-month period was due, in part, to a decrease in volatility caused by lower price differentials between gasoline and crude oil when compared to the same period last year.

In 2005, total futures and options contract volume increased by 0.5 million contracts or 3.8%, compared to 2004. We believe that increases in futures and options contract volume were due, in part, to volatility caused by strong global demand for gasoline. In addition, gasoline prices rose to historically high levels during the third quarter of 2005. This was possibly a result of disruptions to oil refineries due to the hurricanes in the Gulf of Mexico. Finally, high price differentials between gasoline and crude oil have also resulted in increased trading activity.

In 2004, total futures and options contract volume increased by 1.9 million contracts or 16.0%, compared to 2003. We believe that the increases in futures and options contract volume were due, in part, to the continuing strong consumer demand for gasoline. The increased demand was coupled with a decrease in gasoline supply during the third quarter of 2004, as hurricanes in the Gulf of Mexico caused nearby refineries to shut down at times throughout the quarter. These factors attributed to the increased price differential between gasoline and crude oil, resulting in higher trading activity.

COMEX Division

For the nine months ended September 30, 2006, the volume of futures and options contracts traded and cleared for the COMEX Division was 26.0 million contracts, an increase of 3.5 million contracts or 15.5% from 22.5 million contracts for the same period last year.

In 2005, the volume of futures and options contracts traded and/or cleared on the COMEX Division was 30.8 million contracts, an increase of 0.4 million contracts or 1.1%, compared to 30.4 million contracts in 2004. Futures contract volume was 26.5 million contracts, an increase of 1.6 million contracts or 6.4%, compared to 24.9 million contracts in 2004. Options contract volume was 4.3 million contracts, a decrease of 1.2 million contracts or 23.0%, compared to 5.5 million contracts in 2004.

In 2004, the volume of futures and options contracts traded and/or cleared on the COMEX Division was 30.4 million contracts, an increase of 5.0 million contracts or 20%, compared to 25.4 million contracts in 2003. Futures contract volume was 24.9 million contracts, an increase of 4.5 million contracts or 22.1%, compared to 20.4 million contracts in 2003. Options contract volume was 5.5 million contracts, an increase of 0.5 million contracts or 10.0%, compared to 5.0 million contracts in 2003.

The following tables set forth trading and clearing volumes and open interest for our major metals futures and options products.

COMEX Division futures and options contracts traded and cleared

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2006	2005	2005	2004	2003

Gold	16,991	14,251	19,581	20,417	17,133
Silver	6,183	4,940	6,913	6,302	4,838
High grade copper	2,766	3,250	4,238	3,640	3,281
Aluminum	13	29	39	84	171
Total	25,953	22,470	30,771	30,443	25,423

COMEX Division futures and options contracts open interest

	At September 30,		At December 31,
(in thousands)	2006	2005	2005	2004	2003

Gold	692	639	563	847	900
Silver	210	208	237	165	163
High grade copper	75	119	110	106	99
Aluminum	1	3	1	8	9
Total	978	969	911	1,126	1,171

Gold

For the nine months ended September 30, 2006, total futures and options contract volume was 17.0 million contracts, an increase of 2.7 million contracts or 19.2% from 14.3 million contracts for the same period last year.

We believe that the increase in total futures contract volume for the nine-month period was due, in part, to the fear of increased inflation as a result of continued escalating energy prices, global geopolitical events and a weakened U.S. currency compared to other international currencies. In addition, an increase in gold storage as collateral for exchange traded gold funds has reduced the quantity available for commercial and financial use which, in turn, has led to increased trading activity.

In 2005, total futures and options contract volume decreased by 0.8 million contracts or 4.1%, compared to 2004. We believe that the increase in futures contract volume was due, in part, to the fear of increased inflation as a result of escalating energy prices, global geopolitical events, a weakened U.S. currency and an increased demand for gold as investors sought an alternative to other investments. The decline in options contracts volume can be attributed to a period of reduced market volatility.

In 2004, total futures and options contract volume increased by 3.3 million contracts or 19.2%, compared to 2003.

Silver

For the nine months ended September 30, 2006, total futures and options contract volume was 6.2 million contracts, an increase of 1.3 million contracts or 25.2% from 4.9 million contracts for the same period last year.

We believe that the increase in total futures and options contract volume for the nine-month period was due, in part, to the increased appeal of silver as an alternative investment, which resulted in an increase in demand and, in turn, a decline in inventories. These factors resulted in increased hedging and speculative demand for silver futures and options.

In 2005, total futures and options contract volume increased by 0.6 million contracts or 9.7%, compared to 2004. We believe that the increase in futures and options contract volume for the nine months ended September 30, 2006 and during 2005 was due, in part, to the increase of silver as an alternative investment, which resulted in an increase in demand and, in turn, a decline in inventories. These factors resulted in increased hedging and speculative demand for silver futures and options.

In 2004, total futures and options contract volume increased by 1.5 million contracts or 30.3%, compared to 2003.

High grade copper

For the nine months ended September 30, 2006, total futures and options contract volume was 2.8 million contracts, a decrease of 0.5 million contracts or 14.9% from 3.3 million contracts for the same period last year.

We believe that the decrease in total futures and options contract volume for the nine-month period was due, in part, to continued declining global warehouse stocks as a result of increased international demand, strong housing starts and supply disruptions in various parts of the world, which led to increased price levels and volatility. During the first quarter of 2006, increases in the price levels and volatility led to increased hedging and speculative demand for copper futures. However, the even higher levels reached during the second quarter led to, among other factors, increases in margin requirements for our customers which dampened hedging and speculative demand for copper futures. The decrease continued during the current quarter due to a period of decreased volatility, despite high price levels, which further slowed hedging and speculative demand for copper futures.

In 2005, total futures and options contract volume increased by 0.6 million contracts or 16.4%, compared to 2004. We believe that the slight increase in futures contract volume during 2005 was due, in part, to declining global warehouse stocks as a result of increased international demand, strong housing starts and supply disruptions in various parts of the world, which contributed to increased hedging and speculative demand for copper futures.

In 2004, total futures and options contract volume increased by 0.4 million contracts or 10.9%, compared to 2003.

NYMEX ClearPort® Clearing

For the nine months ended September 30, 2006, total futures and options contract clearing volume was 60.4 million contracts, an increase of 32.4 million contracts or 116.1% from 28.0 million contracts for the same period last year.

For the nine-month period ended September 30, 2006, there was significant growth in natural gas clearing volume through NYMEX ClearPort® Clearing. We believe this growth was due, in part, to traditional over-the-counter market participants seeking credit risk mitigation provided by the Company’s clearinghouse for off-exchange trade execution activities. In addition, significant growth in the number of different natural gas products offered, as well as additional products for petroleum, electricity and coal on NYMEX ClearPort® Clearing contributed to this increase.

In 2005, futures and options contract clearing volume was 39.3 million contracts, an increase of 25.0 million contracts or 175.0%, compared to 14.3 million contracts in 2004.

In 2004, futures and options contract clearing volume was 14.3 million contracts, an increase of 8.3 million contracts or 137.3%, compared to 6.0 million contracts in 2003.

The following tables set forth clearing volumes for products cleared through NYMEX ClearPort® Clearing.

NYMEX ClearPort® Clearing contracts

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2006	2005	2005	2004	2003

Natural gas	57,619	26,104	36,856	13,273	5,642
Electricity	1,096	1,410	1,849	542	267
Petroleum products	1,665	431	534	458	106
Coal	39	22	29	7	3
Other	6	1	2	—	—

Total	60,425	27,968	39,270	14,280	6,018

NYMEX ClearPort® Clearing open interest

	At September 30,		At December 31,
(in thousands)	2006	2005	2005	2004	2003

Natural gas	10,715	4,973	5,571	2,783	956
Electricity	326	263	282	79	41
Petroleum products	673	100	80	108	30
Coal	6	4	3	1	1
Other	3	—	—	—	—

Total	11,723	5,340	5,936	2,971	1,028

Critical accounting policies

Clearing and transaction fee revenues

The largest sources of our operating revenues are clearing and transaction fees. These fees are recognized as revenue in the same period that trades are executed and/or cleared on our divisions.

Clearing and transaction fees receivable are monies due from clearing member firms. Exposure to losses on receivables is principally dependent on each clearing member firm’s financial condition. Clearing members’ seats and, since March 14, 2006, shares of our common stock, collateralize fees owed to us. At December 31, 2005, no clearing and transaction fees receivable balance was greater than the related clearing member’s collateral value. Management does not believe that a concentration of credit risk exists from these receivables. We have the right to liquidate a member’s collateral in order to satisfy our receivable.

Clearing and transaction fees receivable are carried net of allowances for member credits, which are based upon expected billing adjustments. Allowances for member credits were $509,000, $385,000 and $256,000 at September 30, 2006, December 31, 2005 and 2004, respectively. We believe the allowances are adequate to cover member credits. We also believe the likelihood of incurring material losses due to non-collectibility is remote and, therefore, no allowance for doubtful accounts is necessary.

Market data revenue

We provide proprietary real-time and delayed market data information to subscribers relating to prices of futures and options contracts traded and cleared on the Exchange. As is the common business practice in the industry, fees are remitted to us by market data vendors on behalf of subscribers. Revenues are accrued for the current month based on the most recent month reported by the vendors. We conduct periodic audits of the information provided. Revenues derived from audit recoveries are recognized when cash is received from the market data vendor. Allowances for uncollectible receivables of $148,000, $78,000 and $121,000 were applied as a reduction to the September 30, 2006, December 31, 2005 and 2004 market data fees receivable balances, respectively. These allowances are intended to cover potential non-collectible vendor receivables as well as future adjustments by the market data vendor customers.

Accounting for the impairment or disposal of long-lived assets

Asset impairment and disposition losses for the years ended December 31, 2005, 2004 and 2003 were approximately $0.6 million, $5.4 million and $2.3 million, respectively. We review long-lived assets for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). If facts and circumstances indicate that our long-lived assets might be impaired, the estimated future undiscounted cash flows associated with the long-lived assets would be compared to our carrying value to determine if a write-down to fair value is necessary. If a write-down is required, the amount is determined by comparing fair market values to carrying values in accordance with SFAS No. 144.

Internally developed software

Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, provides guidance on the accounting treatment of costs related to software obtained or developed for internal use. We capitalize certain costs for the development of internal-use software, consisting primarily of software tools and systems. Because most of our capital expenditures are not exclusively used for developing internally used software, we allocate these costs on a project-by-project basis. We capitalize these costs related to software developed for internal use based on the results of this allocation. Capitalized costs are included in property and equipment, net, in our consolidated balance sheets. We amortize these capitalized costs to expense over an estimate of the useful life of the internal-use software, which is generally three to five years. During 2005 and 2004, we determined, based on our SOP 98-1 review, that there were no costs that should be capitalized as internal-use software costs, compared to 2003 when we capitalized approximately $2.0 million in costs.

Results of operations

Net income for the nine months ended September 30, 2006 was $112.5 million, an increase of $62.0 million from $50.5 million for the same period last year. This increase was the result of net revenues increasing by $128.4 million, which was partially offset by increases in operating expenses and income taxes of $14.7 million and $51.7 million, respectively.

The increase in net revenues for the nine-month period was due to an increase in clearing and transaction fees from higher trading and clearing volumes and market data fees primarily from the implementation of a new price structure which went into effect on January 1, 2006. The increase in operating expenses for the nine-month period was due primarily to increases in direct transaction costs and salaries and employee benefits offset, in part, by decreases in professional services.

Net income for the year ended December 31, 2005 was $71.1 million, an increase of $43.7 million or 159.9% compared to 2004. This increase was the result of net revenues increasing by $105.2 million, which was partially offset by increases in operating expenses and income taxes of $21.8 million and $39.7 million, respectively. The increase in net revenues was primarily due to an increase in gross clearing and transaction fees from higher trading and clearing volumes. The increase in operating expenses was due primarily to increases in general and administrative expenses, salaries and employee benefits, marketing costs and occupancy and equipment charges.

Net income for the year ended December 31, 2004 was $27.4 million, an increase of $18.5 million or 208.2% compared to 2003. This increase was the result of net revenues increasing by $53.2 million, which was partially offset by increases in operating expenses and income taxes of $21.6 million and $13.1 million, respectively. The increase in net revenues was primarily due to an increase in gross clearing and transaction fees from higher trading and clearing volumes, as well as the elimination of our proprietary fee reduction program that was in effect during 2003. The increase in operating expenses was due primarily to increases in general and administrative expenses, professional fees, salaries and employee benefits, and asset impairment and disposition losses.

Revenues

Clearing and transaction fees, net

For the nine months ended September 30, 2006, clearing and transaction fees were $315.0 million, an increase of $111.4 million or 54.7% from $203.6 million for the same period last year. This increase was due to higher floor trading and NYMEX ACCESS® volumes on both the NYMEX Division and COMEX Division, higher NYMEX ClearPort® Clearing volumes and higher NYMEX miNY™ volumes.

For the nine months ended September 30, 2006, average revenue per contract was $1.43, an increase of $0.16 per contract compared to the same period last year. This increase was due to higher average rates per contract on the NYMEX Division and COMEX Division floor trading resulting from a shift in the customer trading mix, as certain customers are charged higher rates per trade than others. In addition, increases in the percentage of volume on NYMEX ACCESS®, NYMEX ClearPort® Clearing and NYMEX miNY™ contributed to the overall rate increase as these venues charge higher rates per trade.

Clearing and transaction fees for the year ended December 31, 2005 were $277.6 million, an increase of $84.3 million or 43.6%, compared to 2004. This increase was due to higher NYMEX Division floor trading volumes, higher NYMEX ACCESS® volumes for both the NYMEX Division and COMEX Division, though we intend to discontinue the use of NYMEX ACCESS® upon the successful transition to CME Globex electronic trading platform higher NYMEX ClearPort® Clearing volumes and higher NYMEX miNY™ volumes. In addition, 2005 yielded a higher aggregate average revenue per contract compared to 2004.

Clearing and transaction fees for the year ended December 31, 2004 were $193.3 million, an increase of $53.6 million or 38.3%, compared to 2003. This increase was due to higher floor trading and NYMEX ACCESS® volumes for both the NYMEX Division and COMEX Division, higher NYMEX ClearPort® Clearing volumes and a higher aggregate average revenue per contract. In addition, the elimination of the proprietary fee reduction program, which was in effect during 2003, also contributed to the increase in revenue.

Gross revenue per contract for the year ended December 31, 2005 increased $0.15 per contract compared to 2004. This increase was due to a shift in the customer trading mix, as certain customers are charged higher rates per trade than others. In addition, an increase in the trading of certain products on NYMEX ClearPort® Clearing as well as higher e-miNYSM contracts volume, contributed to the overall rate increase as these venues charge higher rates per trade.

Gross revenue per contract for the year ended December 31, 2004 increased $0.07 per contract compared to 2003. This increase was due to the customer trading mix and an increase in the trading of certain products on NYMEX ClearPort® Clearing and NYMEX ACCESS®, which charge higher rates per trade.

Market data

For the nine months ended September 30, 2006, market data fees were $47.2 million, an increase of $14.1 million or 42.8% from $33.1 million for the same period last year. The increase for the nine-month period was due primarily to the implementation of a new price structure that went into effect on January 1, 2006. Increases in the number of market data devices being utilized, for which the Company charges fees, also contributed to the increase.

Market data fees for the year ended December 31, 2005 were $44.5 million, an increase of $11.9 million or 36.6%, compared to 2004. This increase was due primarily to the implementation of a new price structure that went into effect on January 1, 2005. An increase in the number of market data devices being utilized, for which we charged fees, also contributed to the increase in fees. In addition, we began to charge separate vendor administrative fees for the NYMEX Division and COMEX Division in May 2004. Prior to this, vendors were being charged only one administrative fee for access to market data of both divisions. We rely on our market data vendors to supply accurate information regarding the number of subscribers that are accessing our market data. Effective January 1, 2006, we implemented a revised price structure that we anticipate will generate an increase in market data fees compared to the structure in place during 2005.

Market data fees for the year ended December 31, 2004 were $32.6 million, an increase of $0.9 million or 2.9%, compared to 2003. This increase was due primarily to the implementation of separate vendor administrative fees for the NYMEX Division and COMEX Division in May 2004. Prior to this, vendors were being charged only one administrative fee for access to market data for both divisions.

Other revenues

For the nine months ended September 30, 2006, other revenues were $10.3 million, an increase of $1.7 million or 20.0% from $8.6 million for the same period last year.

The increase for the nine-month period was due primarily to royalty fees, as we have license agreements for which it is paid for the use of certain settlement prices. In addition, floor fines that we levied contributed to the increase for the nine-month period.

Other revenues for the year ended December 31, 2005 were $11.9 million, an increase of $0.4 million or 3.6%, compared to 2004. This increase was due primarily to an increase in royalty fees, as we have entered into license agreements for which we paid for the use of certain settlement prices. Increases in rental income from tenants occupying space in our headquarters building were offset by additional rental income recorded in 2004 from NYBOT.

Other revenues for the year ended December 31, 2004 were $11.5 million, a decrease of $1.2 million or 9.1%, compared to 2003. This decrease was due primarily to lower revenue from compliance fines, as the third quarter of 2003 included a large compliance fine levied on one of our clearing members offset, in part, by additional rental income recorded in 2004 from NYBOT.

Investment income

For the nine months ended September 30, 2006, investment income was $5.8 million, a slight increase compared to the same period last year.

Investment income for the year ended December 31, 2005 was $8.9 million, an increase of $5.0 million or 128.5%, compared to 2004. This increase was due primarily to an increase in the amount of investment assets as well as higher interest rates when compared to 2004.

Investment income for the year ended December 31, 2004 was $3.9 million, essentially flat compared to 2003.

Interest income from securities lending

In December 2004, we entered into an agreement with JPMorgan Chase Bank, N.A. (“JPMorgan”) to participate in a securities lending program, which was implemented in January 2005. For the year ended December 31, 2005, interest income from securities lending was $68.8 million. For the nine months ended September 30, 2006, interest income from securities lending was $97.9 million, an increase of $56.7 million or 137.8% from $41.2 million for the same period last year. This increase was the result of increased lending which, in turn, resulted in higher collateral for us to invest. Interest expense from securities lending increased as a result of the increase in the corresponding liability on the collateral.

Operating expenses

Direct transaction costs

For the nine months ended September 30, 2006, direct transaction costs were $31.6 million, an increase of $9.2 million or 40.9% from $22.4 million for the same period last year.

The increase for the nine-month period was due primarily to increased volume on NYMEX ClearPort® Clearing and the CME Globex™ electronic trading platform, which began in June 2006. Transaction costs for both of these platforms are volume based and, therefore, the increased volumes equated to higher costs. Partially offsetting these increases were decreases in transaction incentives, as the prior year period included costs we incurred in connection with promoting our London operations.

Salaries and employee benefits

For the nine months ended September 30, 2006, salaries and employee benefits were $60.0 million, an increase of $14.7 million or 32.5% from $45.3 million for the same period last year. The increase for the nine-month period was due primarily to higher employee costs attributable to a higher average employee headcount, as well as higher overall compensation levels, compared to the same periods last year.

Salaries and employee benefits for the year ended December 31, 2005 were $62.4 million, an increase of $5.1 million or 8.8%, compared to 2004. This increase was due primarily to an increase in the number of employees, as well as higher overall compensation levels, when compared to 2004. In addition, we incurred additional temporary staffing during 2005 to assist in the start-up of our trading floors in Dublin, Ireland and London, England. These increases were offset, in part, by a decline in 2005 severance costs, as we incurred additional severance costs in 2004 with respect to one of our senior executives.

Salaries and employee benefits for the year ended December 31, 2004 were $57.4 million, an increase of $3.0 million or 5.4%, compared to 2003. This increase was due primarily to an increase in severance costs we incurred in the second quarter of 2004 with respect to one of our senior executives, as well as lower levels of capitalized compensation related to internally developed software activities. This increase was partially offset by a decline in the average number of employees as compared to 2003.

Occupancy and equipment

For the nine months ended September 30, 2006, occupancy and equipment expenses were $22.5 million, an increase of $1.0 million or 4.4% from $21.5 million for the same period last year.

The increase for the nine-month period was due primarily to lease termination charges that we incurred during the current and first quarter of 2006. Partially offsetting these increases were reduced repair and maintenance charges and security costs on the our headquarters facility during the current year periods.

Occupancy and equipment expenses for the year ended December 31, 2005 were $28.5 million, an increase of $2.1 million or 7.9%, compared to 2004. This increase was due primarily to rent and associated expenses incurred by us on our trading floors and office space in Dublin, Ireland and London, England. The London trading floor was not in existence during the prior year and the Dublin trading floor was not opened until the fourth quarter of 2004. On June 9, 2006, we closed the open outcry futures exchange in London, England. Despite its closure, we continue to incur expenses including our on-going lease of the trading floor property. We hope to terminate this lease in the near future. We also incurred additional costs in 2005 related to security enhancements at our corporate headquarters located in downtown New York City.

Occupancy and equipment expenses for the year ended December 31, 2004 were $26.4 million, a decrease of $0.3 million or 1.0%, compared to 2003. This decrease was due primarily to additional rent and associated expenses that we incurred in the first half of 2003 to maintain a temporary disaster recovery site, and was partially offset by additional rent and associated expenses that we incurred during the fourth quarter of 2004 for the rent of our temporary trading floor in Dublin, Ireland.

Depreciation and amortization

For the nine months ended September 30, 2006, depreciation and amortization expenses were $11.6 million, an decrease of $0.2 million or 2.0% from $11.8 million for the same period last year.

The decrease for the nine-month period was due primarily to lower depreciation charges on certain assets. The prior year period included depreciation on assets that were purchased in 2001 and 2002. Capital expenditures for these years were significantly higher compared to more recent years. A majority of these assets were depreciated over an estimated useful life of two to five years and were fully depreciated in 2005 and, therefore, not depreciated during the current nine-month period.

Partially offsetting the nine-month decrease was an increase due to accelerated depreciation recorded on certain leasehold improvements and equipment during the second quarter of 2006. In March 2006, the Company decided that it would cease its floor trading operations of Europe Exchange and focus exclusively on electronic trading. The Company anticipated that the trading floor would close around June 30, 2006. Based on this timeframe, the Company made a change in estimate to the useful life of certain leasehold improvements and equipment. The net book value of the leasehold improvements and equipment that pertained to the trading floor operations were written off over their shortened useful life in accordance with SFAS No. 154, Accounting Changes and Error Corrections.

Depreciation and amortization expense for the year ended December 31, 2005 was $15.2 million, a decrease of $6.6 million or 30.2%, compared to 2004. This decrease was due primarily to the write-off of fixed assets during the quarter ended September 30, 2004, which was a result of our identifying, through an internal review, a material weakness in our internal controls relating to the acquisition, tracking and disposition of property and equipment. This resulted in a lower fixed asset base during 2005 which, in turn, yielded lower depreciation compared to 2004. We have remediated this weakness and have instituted new asset-tagging procedures, new controls over the disposition of assets, and a monthly review process that verifies the valuation, categorization and estimated useful life of all fixed asset additions. In addition, we have begun implementing new automated processes to replace certain manual processes.

Depreciation and amortization expense for the year ended December 31, 2004 was $21.8 million, a decrease of $2.9 million or 11.7%, compared to 2003. This decrease was due primarily to a $5.3 million charge, in the fourth quarter of 2003, which resulted from our shortening the estimated useful lives of a significant component of our existing technology infrastructure. This decrease was partially offset by the additional depreciation that resulted in 2004 from these shortened estimated useful lives. In addition, as noted above, during the third quarter of 2004 we, identified through an internal review, a material weakness in our internal controls relating to the acquisition, tracking and disposition of property and equipment. As a result, certain fixed assets were adjusted to properly reflect their estimated remaining useful lives. Depreciation expense attributable to the change in estimated remaining useful lives of these assets was $1.0 million, and was recognized in the third quarter of 2004. This adjustment did not have an impact on our cash flows for 2004.

General and administrative

For the nine months ended September 30, 2006, general and administrative expenses were $16.0 million, a decrease of $1.0 million or 6.0% from $17.0 million for the same period last year.

The decrease for the nine-month period was due primarily to lower travel related costs, as the prior year period included costs associated with the establishment and operation of the trading floor in London, England.

General and administrative expenses (which includes direct transaction costs) for the year ended December 31, 2005 were $52.6 million, an increase of $20.2 million or 62.4%, compared to 2004. On September 12, 2005, we launched an open outcry futures exchange in London, England, which resulted in additional costs not present in 2004. Upon opening the London trading floor, we ceased our operations in Dublin, Ireland, which opened during the fourth quarter of 2004. The increase in general and administrative expenses was due primarily to transaction costs that we incurred during 2005, which we believed were necessary to promote trading in London and, previously, in Dublin. Travel-related costs associated with the establishment and operation of our aforementioned trading floors also contributed to the increase. On June 9, 2006, we closed the open outcry futures exchange in London, England but we continue to incur general and administrative expenses.

General and administrative expenses (which includes direct transaction costs) for the year ended December 31, 2004 were $32.4 million, an increase of $9.1 million or 38.9%, compared to 2003. This increase was due primarily to the implementation of, in the second quarter of 2003, an arrangement with third-party brokers whereby fees were paid to the brokers for submitting individually negotiated off-exchange trades to the Exchange for the clearing of specified products. In addition, during the fourth quarter of 2004, additional travel-related expenses were incurred as we established our new trading floor in Dublin, Ireland. These increases were partially offset by a decrease in litigation settlements during 2004.

Professional services

For the nine months ended September 30, 2006, professional services expenses were $10.8 million, a decrease of $10.9 million or 50.2% from $21.7 million for the same period last year.

The decrease for the nine-month period was due primarily to lower consulting and legal fees, as the prior year period reported a significant amount of costs relating to our international business expansion initiatives.

Professional services expenses for the year ended December 31, 2005 were $27.4 million, an increase of $0.8 million or 3.1%, compared to 2004. This increase was due primarily to higher tax consultation fees which we incurred to support its business expansion initiatives.

Professional services expenses for the year ended December 31, 2004 were $26.5 million, an increase of $9.1 million or 52.3%, compared to 2003. This increase was due primarily to higher consulting fees related to our strategic business initiatives, as well as fees for compliance with the Sarbanes-Oxley Act of 2002 and other consulting expenses. In addition, legal fees during 2004 increased due to ongoing involvement in certain litigation.

Telecommunications

For the nine months ended September 30, 2006, telecommunications expenses were $4.8 million, a decrease of $0.3 million or 6.9% from $5.1 million for the same period last year.

The decrease for the nine-month period was due primarily to lower telephone related costs, which were due primarily to the closing of the London trading floor, as the prior year period reported significant costs associated with the establishment and operation of the trading floor in London.

Telecommunications expenses for the year ended December 31, 2005 were $6.9 million, an increase of $0.9 million or 14.4%, compared to 2004. This increase was due primarily to higher data communication expenses needed to support the growth in our market data business, as well as costs associated with the London and Dublin trading floors.

Telecommunications expenses for the year ended December 31, 2004 were $6.1 million, an increase of $0.2 million or 2.1%, compared to 2003. This increase was due primarily to an increase in voice communication expenses which we incurred in 2004 to support our international expansion initiatives.

Marketing

For the nine months ended September 30, 2006, marketing expenses were $4.4 million, an increase of $1.3 million or 42.8% from $3.1 million for the same period last year.

The increase for the nine-month period was due primarily to higher advertising and other marketing expenses attributable to our expansion initiatives.

Marketing expenses for the year ended December 31, 2005 were $5.2 million, an increase of $2.7 million or 109.1%, compared to 2004. This increase was due primarily to higher advertising and other marketing expenses attributable to our international expansion initiatives.

Marketing expenses for the year ended December 31, 2004 were $2.5 million, an increase of $0.4 million or 19.7%, compared to 2003. This increase was due primarily to advertising costs associated with our opening of a trading floor in Dublin, Ireland.

Other

For the nine months ended September 30, 2006, other expenses were $8.5 million, an increase of $1.2 million or 16.6% from $7.3 million for the same period last year.

The increase for the nine-month period was due primarily to losses we incurred in connection with our joint venture agreement.

Other expenses for the year ended December 31, 2005 were $9.9 million, an increase of $1.6 million or 18.6%, compared to 2004. This increase was due primarily to higher charitable contributions, as we gave a sizeable donation to benefit the victims of hurricane Katrina. In addition, the loss incurred on our joint venture agreement, which we entered into during 2005, is recorded in other expenses.

Other expenses for the year ended December 31, 2004 were $8.4 million, an increase of $0.3 million or 3.4%, compared to 2003. This increase was due primarily to higher charitable contributions in 2004.

Interest expense

For the nine months ended September 30, 2006, interest expense was $5.0 million, down slightly from the same period last year. The decrease for the nine-month period was due to a lower principal balance on our long-term debt during the current year period.

Interest expense for the year ended December 31, 2005 was $6.9 million, a decrease of $0.2 million or 2.7%, compared to 2004. Interest expense for the year ended December 31, 2004 was $7.0 million, a decrease of $0.2 million or 2.7%, compared to 2003. The decrease for both years was due to the annual principal payments we made on our long-term debt.

Asset impairment and disposition losses

The loss on impairment and disposition of property and equipment for the nine months ended September 30, 2006 was $1.2 million. We, in the normal course of business, record charges for the impairment and disposal of assets which we determine to be obsolete.

Asset impairment and disposition losses for the year ended December 31, 2005 were $0.6 million, a decrease of $4.8 million or 88.8%, compared to 2004. We, in the normal course of business, record charges for the impairment and disposal of assets which we determine to be obsolete. During the third quarter of 2004, we identified a material weakness in our internal controls relating to the acquisition, tracking and disposition of property and equipment. We have remediated this weakness and have instituted new asset-tagging procedures, new controls over the disposition of assets, and a monthly review process that verifies the valuation, categorization and estimated useful life of all fixed asset additions. In addition, we have begun implementing new automated processes to replace certain manual processes.

Asset impairment and disposition losses for the year ended December 31, 2004 were $5.4 million, an increase of $3.0 million or 128.7%, compared to 2003. During the third quarter of 2004, as noted above, we identified a material weakness in our internal controls relating to the acquisition, tracking and disposition of property and equipment. As a result, we recorded a charge of $3.4 million in the third quarter of 2004 consisting of $1.6 million for certain fixed assets that had been disposed of during prior periods and $1.8 million related to a reduction of fixed asset net book values resulting from a physical inventory of certain fixed asset categories. These adjustments did not have an impact on our cash flows for 2004 or prior years. Charges related to assets disposed of in the normal course of business for 2004 were $2.0 million.

Provision for income taxes

Our effective tax rate was 45.5% for the nine months ended September 30, 2006 and 2005.

Our effective tax rate was 45.7% in 2005, 42.5% in 2004 and 44.3% in 2003. The increase in 2005 was due primarily to a lower proportion of tax-exempt income as a result of higher pre-tax income in 2005 compared to 2004. In addition, the non-deductibility of certain losses and/or expenses we have incurred in relation to an international joint venture agreement contributed to the increase in the effective tax rate. The effective tax rate declined in 2004 due primarily to a release of the valuation allowance during the year relating to charitable contribution carryovers.

Financial condition and cash flows

Liquidity and capital resources

At September 30, 2006, we had $209.3 million in cash and cash equivalents and marketable securities. Working capital at September 30, 2006 was $193.2 million.

At December 31, 2005 and 2004, we had $143.6 million and $167.4 million, respectively, in cash and cash equivalents, securities purchased under agreements to resell and marketable securities. Working capital at December 31, 2005 and 2004 was $112.9 million and $134.4 million, respectively. We have long-term AA+ and short-term A-1+ counter-party credit ratings from Standard & Poor’s Rating Services. These ratings were initially obtained in April 2003 and were sustained through a ratings review in December 2005.

Cash flows

Our principal sources of cash are fees collected from clearing members for trading and/or clearing futures and options transactions, fees collected from market data vendors for distribution of our proprietary contract price information, and rent collected from tenants leasing space in our headquarters building. Principal uses of cash include operating expenses, income taxes, capital expenditures, debt service, dividends and payments made to members and third parties under certain incentive programs.

The following table provides a summary of significant cash flow categories for the nine months ended September 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003:

	Nine months ended September 30,		Years ended December 31
(in thousands)	2006	2005	2005	2004	2003

Net cash flow provided by (used in):
Operating activities	$120,994	$64,405	$82,093	$68,775	$29,908
Investing activities	(228,003)	(3,401,632)	(2,272,614)	(59,637)	(18,840)
Financing activities	86,600	3,337,248	2,223,101	(7,817)	(10,319)

Net increase (decrease) in cash and cash equivalents	$(20,409)	$21	$32,580	$1,321	$749

Net cash provided by operating activities includes cash inflows related to operating revenues, net of cash outflows related to operating expenses, income taxes and payments to members and third parties under certain incentive programs.

Net cash provided by operating activities for the nine months ended September 30, 2006 was $121.0 million, an increase of $56.6 million compared to the same period last year. This increase was due primarily to an increase in net revenues offset, in part, by an increase in income tax payments during the current year period.

Net cash provided by operating activities for the year ended December 31, 2005 was $82.1 million, an increase of $13.3 million compared to 2004. This increase was due primarily to an increase in operating revenues. This increase was offset, in part, by an increase in payments made in 2005 for programs designed to provide incentives to third parties to establish business with us, as well as an increase in income tax payments.

Net cash provided by operating activities for the year ended December 31, 2004 was $68.8 million, an increase of $38.9 million compared to 2003. This increase was due primarily to an increase in operating revenues and the elimination of our proprietary fee reduction program in 2004. This increase was offset, in part, by an increase in payments made in 2004 for programs designed to provide incentives to third parties to establish business with us, as well as an increase in income tax payments.

Under our securities lending program with JPMorgan, we lend out securities in exchange for cash collateral which, in turn, is invested on an overnight basis. The cash collateral received is recorded as a liability and presented in financing activities on our consolidated statements of cash flows. The corresponding investment is recorded as an asset and presented in investing activities on our consolidated statements of cash flows.

Net cash used in investing activities for the nine months ended September 30, 2006, exclusive of securities purchased under the securities lending program, was $95.9 million, an increase of $120.2 million compared to the same period last year. This increase was due primarily to the investment of higher operating cash flow into marketable securities.

Net cash provided by investing activities for the year ended December 31, 2005, exclusive of securities purchased under the securities lending program, was $42.0 million, an increase of $101.6 million compared to 2004. This increase was due primarily to a transfer of marketable securities into operating cash to fund the payment of an $81.6 million dividend to our common stockholders during 2005. This increase was offset, in part, by higher capital expenditures in 2005, as we incurred leasehold improvement and technology costs for the build-out of our trading floor in London.

Net cash used in investing activities for the year ended December 31, 2004 was $59.6 million, an increase of $40.8 million compared to 2003. This increase was due primarily to the investment of higher operating cash flow into marketable securities. Capital expenditures for 2004 were $6.6 million and consisted primarily of infrastructure for the trading floor telephone system, computer equipment and software to support our technology initiatives.

Financing activities consist of dividends paid to the stockholders of ours and principal payments under its long-term debt agreements. Net cash used in financing activities for the nine months ended September 30, 2006, exclusive of cash received under the securities lending program, was $45.5 million, a decrease of $43.2 million compared to the same period last year. This decrease was due primarily to $160 million we received in connection with the sale of a 10% equity interest in the Company. We paid cash dividends to our common stockholders totaling $198.6 million compared to $88.7 million in the prior year period. We reserve the right to pay discretionary future dividends. Net cash used in financing activities for the year ended December 31, 2005, exclusive of cash received under the securities lending program was $91.5 million, an increase of $83.7 million compared to 2004. Dividends paid in 2005 were $88.7 million or $108,701 per share, excluding the effects of the 90,000-for-1 recapitalization on March 14, 2006. Excluding the effects of the 90,000-for-1 recapitalization of our common stock on March 14, 2006, our board of directors declared dividends of $3.5 million or $4,289 per share in December 2004, $3.6 million or $4,412 per share in June 2005 and $81.6 million or $100,000 per share in July 2005 that were paid in January 2005, July 2005 and August 2005, respectively. In December 2005, a dividend of $3.6 million or $4,412 per share was declared and subsequently paid in January 2006. We reserve the right to pay discretionary future dividends out of funds legally available therefor. See section entitled “Dividend policy.”

Excluding the effects of the 90,000-for-1 recapitalization of our common stock on March 14, 2006, dividends paid in 2004 were $5.0 million or $6,127 per share. Our board of directors declared dividends of $2.5 million or $3,064 per share, excluding the effects of the 90,000-for-1 recapitalization, in December 2003 and July 2004 that were paid in January 2004 and July 2004, respectively. In December 2004, a dividend of $3.5 million or $4,289 per share, excluding the effects of the 90,000-for-1 recapitalization, was declared and subsequently paid in January 2005. See section entitled “Dividend policy.”

We believe that our cash flows from operations and existing working capital will be sufficient to meet our needs for the foreseeable future, including capital expenditures, debt service and dividends. Subject to certain limitations under existing long-term note agreements, we have the ability, and may seek to raise capital through the issuance of debt or equity in the private and public capital markets.

Investment policy

We maintain cash and short-term investments in an amount sufficient to meet our working capital requirements. Our investment policies are designed to maintain a high degree of liquidity, emphasizing safety of principal and total after tax return. Excess cash on hand is generally invested overnight in securities purchased under agreements to resell and short-term marketable securities. Cash that is not required to meet daily working capital requirements is invested primarily in high-grade tax-exempt municipal bonds, and obligations of the U.S. government and its agencies. We also invest in equity securities. At September 30, 2006 and 2005 and December 31, 2005 and 2004, cash and investments were as follows:

	September 30,		December 31,
(in thousands)	2006	2005	2005	2004

Cash and cash equivalents	$15,255	$3,105	$35,664	$3,084
Securities purchased under agreements to resell	—	30,000	6,900	19,324
Marketable securities	194,064	99,008	100,993	144,950

Total	$209,319	$132,113	$143,557	$167,358

Included in marketable securities at September 30, 2006 and December 31, 2005 are investments totaling $12.6 million and $11.8 million respectively relating to the COMEX Division Members’ Recognition and Retention Plan. This plan provides benefits to certain members of the COMEX Division based on long-term membership, and participation is limited to individuals who were owners of COMEX Division memberships prior to our acquisition of COMEX in 1994.

Also included in marketable securities are investments that are pledged as collateral with one of our investment managers relating to a membership seat financing program. Under this program, the investment manager extends credit to individuals purchasing NYMEX Division memberships.

We are required, under the Commodity Exchange Act, to maintain separate accounts for cash and securities that are deposited by clearing members, at banks approved by us, as margin for house and customer accounts. These margin deposits are used by members to meet their obligations to us for margin requirements on open futures and options positions, as well as delivery obligations. In addition, each clearing member is required to maintain a security deposit, in the form of cash or U.S. treasury securities with a maturity of ten years or less or money market mutual funds, of a minimum of $2.0 million in a guaranty fund (the “Guaranty Fund”). The Guaranty Fund contained approximately $236.0 million in cash, U.S. treasury securities and money market mutual funds as of September 30, 2006. The Guaranty Fund is controlled by us and may be used to cover the financial defaults of a clearing member on either or both divisions. These amounts on deposit in the Guaranty Fund, however, are not our property and are not available to pay debt service. Interest earned on security deposits, in the form of U.S. treasury securities and money market mutual funds, is the property of the clearing member firm that deposited such security while interest earned on security deposits in the form of cash is our property. Such balances are included in our consolidated balance sheets, and are generally invested overnight in securities purchased under agreements to resell.

In accordance with our securities lending program, JPMorgan, as agent, will lend on an overnight basis, a portion of the clearing members’ securities on deposit in our margin deposits and Guaranty Fund to third parties in return for cash collateral. JPMorgan, in turn, invests the cash collateral overnight in various investments on behalf of us in accordance with our internal investment guidelines.

Clearinghouse

We operate a clearinghouse, standing as a financial intermediary on every open futures and options transaction cleared. Through our clearinghouse, we maintain a system of guarantees for performance of obligations owed to buyers and sellers. This system of guarantees is supported by several mechanisms, including margin deposits, guaranty funds posted by clearing members with our clearinghouse default insurance. The amount of margin deposits on hand will fluctuate over time as a result of, among other things, the extent of open positions held at any point in time by market participants in NYMEX Division and COMEX Division contracts and the margin rates then in effect for such contracts.

We are required, under the Commodity Exchange Act, to maintain separate accounts for cash and securities that are deposited by clearing members at banks, approved by us, as margin for house and customer accounts. These clearing deposits are used by members to meet their obligations to us for margin requirements on open futures end options positions, as well as delivery obligations.

As a safeguard to ensure proper settlement of contracts, each clearing member is required to maintain a security deposit, in the form of cash or U.S. treasury securities with a maturity of ten years or less or money market mutual funds, of a minimum of $2.0 million in the Guaranty Fund. The Guaranty Fund contained approximately $236.0 million in cash, U.S. treasury securities and money market mutual funds as of September 30, 2006. The Guaranty Fund is controlled by us and may be used to cover the financial defaults of a clearing member on either or both divisions. These amounts on deposit in the Guaranty Fund, however, are not our property and are not available to pay debt service. Interest earned on security deposits, in the form of U.S. treasury securities and money market mutual funds, is the property of the clearing member firm that deposited such security while interest earned on security deposits in the form of cash is our property. We also maintain a $115 million default insurance policy to protect us and clearing members in the event that a default in excess of $200.0 million occurs. We pay the insurance premiums on the default insurance policy. Additionally, we intend to enter into a revolving credit agreement. This agreement will provide a line of credit which could be drawn upon in the event of a clearing member default. Such an arrangement will provide us with same-day funds to settle such clearing member default, while providing enough time for an efficient distribution from the Guaranty Fund. Proceeds from the sale of Guaranty Fund securities would be used to repay borrowings under the line of credit.

During the first quarter of 2004, we established additional retail customer protections supported by a commitment of at least $10 million available at all times to promptly reimburse retail customers in the event of a clearing member default as a result of a default by another customer where margin funds from the retail customer’s account are used to address the default. Retail customers are defined as those that do not otherwise qualify as “eligible contract participants” under the requirements of the Commodity Exchange Act, and are not floor traders or floor brokers on the Exchange or family members of an Exchange floor trader or floor broker who maintains an account at the same clearing firm.

The Exchange, as a self-regulatory organization, has instituted detailed risk-management policies and procedures to guard against default risk with respect to contracts traded and cleared on the Exchange. In order to manage the risk of financial non-performance, the Exchange (i) has established that clearing members maintain at least $5 million in minimum working capital; (ii) limits the number of net open contracts that can be held by any clearing member, based upon that clearing member’s capital; (iii) requires clearing members to post original margin collateral for all open positions, and to collect original margin from their customers; (iv) pays and collects variation margin on a marked-to-market basis at least twice daily; (v) requires clearing members to collect variation margin from their customers; (vi) requires deposits to the Guaranty Fund from clearing members which would be available to cover financial non-performance; and (vii) has broad assessment authority to recoup financial losses. The Exchange also has extensive surveillance and compliance operations and procedures to monitor and enforce compliance with rules pertaining to the trading, position sizes, delivery obligations and financial condition of members. In addition, the NYMEX Division clearing member, as all NYMEX Division member firms, must pledge two Class A memberships, or “seats,” at NYMEX Exchange and 180,000 shares of our common stock. The COMEX Division clearing member firm, as all COMEX Division member firms, must pledge two COMEX Division memberships.

As part of the Exchange’s powers and procedures designed to backstop contract obligations in the event of a default, the Exchange may levy assessments on any of its clearing members if there are insufficient funds available to cover a deficit. The maximum assessment on each clearing member firm is the lesser of $30 million or 40% of such clearing member firm’s working capital.

We are entitled to earn interest on cash balances posted as margin deposits and in the Guaranty Fund. Such balances are included in our consolidated balance sheets, and are generally invested overnight in securities purchased under agreements to resell.

The following table sets forth margin deposits and Guaranty Fund balances held by us on behalf of clearing members at September 30, 2006 and 2005 and December 31, 2005 and 2004:

	September 30, 2006			September 30, 2005
	Margin deposits	Guaranty funds	Total funds	Margin deposits	Guaranty funds	Total funds

	(in thousands)
Cash and securities earning interest for NYMEX Holdings
Cash	$6,444	$40	$6,484	$81	$5,305	$5,386
Securities held for resale	$14,769	$—	$14,769	$772,945	$2,275	$775,220

Total cash and securities	$21,213	$40	$21,253	$773,026	$7,580	$780,606

Cash and securities earning interest for members
Money market funds	6,127,760	59,676	6,187,436	3,993,950	—	3,993,950
U.S. treasuries	11,137,738	176,266	11,314,004	15,037,084	146,551	15,183,635
Letters of credit	2,344,464	—	2,344,464	1,641,838	—	1,641,838

Total cash and securities	$19,609,962	$235,942	$19,845,904	$20,672,872	$146,551	$20,819,423

Total funds	$19,631,175	$235,982	$19,867,157	$21,445,898	$154,131	$21,600,029

	December 31, 2005			December 31, 2004
	Margin deposits	Guaranty funds	Total funds	Margin deposits	Guaranty funds	Total funds

	(in thousands)
Cash and securities earning interest for NYMEX Holdings
Cash	$14	$—	$14	$521	$54	$575
Securities held for resale	$88,031	$4,510	$92,541	$31,950	$2,300	$34,250

Total cash and securities	$88,045	$4,510	$92,555	$32,471	$2,354	$34,825

Cash and securities earning interest for members
Money market funds	4,535,750	—	4,535,750	2,914,820	—	2,914,820
U.S. treasuries	11,513,902	142,866	11,656,768	7,322,495	148,026	7,470,521
Letters of credit	2,091,909	—	2,091,909	511,002	—	511,002

Total cash and securities	$18,141,561	$142,866	$18,284,427	$10,748,317	$148,026	$10,896,343

Total funds	$18,229,606	$147,376	$18,376,982	$10,780,788	$150,380	$10,931,168

Future cash requirements

We have three series of unsecured long-term debt, which mature in 2011, 2021 and 2026, respectively. For the nine months ended September 30, 2006 and 2005 and the years ended December 31, 2005 and 2004, notes payable consisted of the following:

	September 30,		December 31,
	2006	2005	2005	2004

	(in thousands)		(in thousands)

Private placement notes
7.48%, Senior Notes, Series A, due 2011	$16,915	$19,732	$16,915	$19,732
7.75%, Senior Notes, Series B, due 2021	54,000	54,000	54,000	54,000
7.84%, Senior Notes, Series C, due 2026	15,000	15,000	15,000	15,000

Total private placement notes	89,915	88,732	85,915	88,732
Less current maturities	(2,817)	(2,817)	(2,817)	(2,817)

Total long-term debt	$83,098	$85,915	$83,098	$85,915

Notes payable that become due during the next five years are as follows (in thousands):
2006			$2,817
2007			$2,817
2008			$2,817
2009			$2,817
2010			$2,817

The senior notes are subject to a prepayment penalty in the event they are paid off prior to their scheduled maturities. We believe that any economic benefits derived from early redemption of these notes would be offset by the redemption penalty. These notes place certain limitations on our ability to incur additional indebtedness.

In connection with our operating activities, we entered into certain contractual obligations. Our material contractual cash obligations include long-term debt, services agreements, operating leases and other contracts.

A summary of our minimum required future cash payments associated with our contractual cash obligations outstanding as of September 30, 2006, as well as an estimate of the timing in which these commitments are expected to expire, are set forth in the following table:

	Payments Due by Period
(in thousands)	2006	2007	2008	2009	2010	Thereafter	Total

Contractual Obligations
Long-term debt principal	$2,817	$2,817	$2,817	$2,817	$2,817	$71,830	$85,915
Long-term debt interest	3,313	6,416	6,205	5,994	5,783	41,786	69,497
Services agreements(¹)	3,213	9,250	10,080	10,270	11,571	30,948	75,332
Operating leases—facilities	782	2,985	2,960	2,987	3,266	5,731	18,711
Operating leases—equipment	637	1,858	1,555	613	—	—	4,663
Other long-term obligations	800	800	800	800	800	7,003	11,003

Total contractual obligations	$11,562	$24,126	$24,417	$23,481	$24,237	$157,298	$265,121

(1)	Services agreements include required minimum payments in accordance with the technology services agreement with CME. The agreement has a ten-year term from the launch date with rolling three-year extensions. Either party may elect to terminate it between the fifth and the sixth year anniversary of the first launch date upon written notice and payment of a termination fee. As a result, the Company’s current minimum obligation under the agreement is for payments in years one through five. As such, the Contractual Obligation table above sets forth our minimum obligation for years one through five, including the related termination fee in the event we elect to terminate the agreement. In addition, the services agreements category includes employment agreements as filed with the SEC.

Our senior notes are subject to a prepayment penalty in the event they are paid off prior to their scheduled maturities. We believe that any economic benefits derived from early redemption of these notes would be offset by the redemption penalty. These notes place certain limitations on our ability to incur additional indebtedness.

In accordance with our joint venture to establish DME, we will be required to contribute capital to the joint venture in an aggregate amount of $9.8 million over a five-year period, contingent upon the DME’s achievement of certain agreed upon performance targets. During 2005, we made an initial capital contribution of $2.5 million and in the first quarter of 2006 made a second capital contribution of $2.5 million to the joint venture.

In December 2003, we settled the legal action brought by eSpeed, Inc., and Electronic Trading Systems Corporation alleging that we infringed, through use of our electronic trading system, upon eSpeed, Inc.’s rights as the owner of United States Patent No. 4,903,201. Under the settlement agreement, we made a payment of $2.0 million in December 2003, 2004 and 2005, and are required to make a final payment of $2.0 million in December 2006. We have fully reserved for this settlement and, therefore, the 2006 payment will not affect our future consolidated results of operations.

Other matters

In February 2004, the CFTC issued an order requiring, among other things, that we establish and maintain a permanent retail customer protection mechanism supported by a commitment of not less than $10 million, which must be available at all times to reimburse retail customers trading on our divisions whose original margin might be lost in the default of another customer of their clearing member. We have established the retail customer protection mechanism. Based on historical patterns, we believe that the likelihood of a default that would require reimbursement under this mechanism is remote. Therefore, we have not established, and do not expect in the future to establish, a liability related to this commitment.

In 2002, we received a $5 million cash grant as a result of a government program to aid those affected by the September 11, 2001 terrorist attacks. This grant is subject to certain recapture provisions over a ten-year period, and is being recognized ratably over the recapture period as a reduction of occupancy and equipment expense. Based on our expectations as of the date of this free writing prospectus, we expect to meet all requirements of the grant and retain the entire amount.

Recent accounting pronouncements and changes

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We are in the process of evaluating FIN No. 48 and the potential effect it will have on our results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS No. 158”). SFAS No. 158 requires that the full funding status of defined benefit pension and other postretirement plans be recognized on the balance sheet as an asset for overfunded plans or as a liability for underfunded plans. In addition, SFAS No. 158 calls for recognition in other comprehensive income of gains or losses and prior service costs or credits that are not yet included as components of periodic benefit expense. Finally, SFAS No. 158 requires that the measurement of defined benefit plan assets and obligations be as of the balance sheet date. We are required to adopt the recognition and measurement provisions of SFAS No. 158 as of the fiscal year ending December 31, 2006, and is in the process of evaluating the potential effect it will have on its results of operations and financial position.

Quantitative and qualitative disclosures about market risk

The table below provides information about our marketable securities (excluding equity and short-term debt securities) and long-term debt including expected principal and interest cash flows for the years 2006 through 2010 and thereafter:

Principal amounts by expected maturity at September 30, 2006

(in thousands) Year	Principal	Interest	Total	Weighted Average Interest Rate

Assets
Debt Securities
2006	$375	$608	$983	4.68%
2007	532	2,810	3,342	4.69%
2008	535	2,651	3,186	4.68%
2009	4,312	2,661	6,973	4.67%
2010	7,812	2,399	10,211	4.66%
Thereafter	47,075	14,038	61,113	4.02%

Total	$60,641	$25,167	$85,808

Fair Value	$64,085

Liabilities
Corporate Debt
2006	$2,817	$3,313	$6,130	7.71%
2007	2,817	6,416	9,233	7.72%
2008	2,817	6,205	9,022	7.73%
2009	2,817	5,994	8,811	7.74%
2010	2,817	5,783	8,600	7.75%
Thereafter	71,830	41,786	113,616	7.78%

Total	$85,915	$69,497	$155,412

Fair Value	$105,239

Interest rate risk

Investment income

Our investment income consists primarily of interest income and realized and unrealized gains and losses on the market values of our investments. Given the composition of our investment portfolio, our investment income is highly sensitive to fluctuation in interest rates. Investment income was $8.9 million in 2005 and $3.9 million in both 2004 and 2003. The fair values of our marketable securities, including equity and short-term debt securities, were $101.0 million and $145.0 million at December 31, 2005 and 2004, respectively. Based on portfolio compositions at December 31, 2005 and 2004, and assuming a 10% decline in market values, we would have recognized losses of $10.1 million and $14.5 million, respectively. Investment income for the nine months ended September 30, 2006 was $5.8 million compared to $5.7 million for the same period in 2005. The fair value of our marketable securities, including equity and short-term debt securities was $194.1 million at September 30, 2006. We believe that a hypothetical change in the interest rate of 100 basis points would not have a material impact on our consolidated results of operations, financial condition or cash flows.

Debt

The weighted average interest rate on our long-term debt is 7.76%. The debt contains a redemption premium, the amount of which varies with changes in interest rates. Therefore, the fair market value of our long-term debt is highly sensitive to changes in interest rates. Although the market value of the debt will fluctuate with interest rates, our interest expense will not vary with changes in market interest rates if the debt is paid off in accordance with stated principal repayment schedules. As of the date of this free writing prospectus, we do not expect to pay down any series of its long-term debt prior to stated maturities. However, we may pursue future financing strategies that involve early repayment of its current debt, or issuance of new debt, potentially increasing our sensitivity to changes in interest rates.

Credit risk

Our by-laws authorize our board of directors to fix the annual dues of the owners of the Class A memberships and to levy assessments as it determines to be necessary. Such dues and assessments are payable at such time as our board of directors may determine. Our board of directors may waive the payment of dues by all owners of Class A memberships or by individual members as it determines. COMEX Division By-laws provide its board of directors with similar powers relating to dues, assessments and fees with respect to owners of COMEX Division memberships, provided that such dues and assessments (or fee surcharges in lieu thereof) may not be imposed (other than in connection with certain merger-related events) without the consent of the COMEX Governors Committee and that the ability of COMEX Division’s board of directors to impose such fees are subject to the limitations.

We, as a self-regulatory organization, have instituted detailed risk-management policies and procedures to guard against default risk with respect to contracts traded and/or cleared on the NYMEX Division. In order to manage the risk of financial non-performance, we (i) have established that clearing members maintain at least $5 million in minimum working capital; (ii) limit the number of net open contracts that can be held by any clearing member, based upon that clearing member’s capital; (iii) require clearing members to post original margin collateral for all open positions, and to collect original margin from their customers; (iv) pay and collect variation margin on a marked-to-market basis at least twice daily; (v) require clearing members to collect variation margin from their customers; (vi) require deposits to the Guaranty Fund from clearing members which would be available to cover financial non-performance; and (vii) have broad assessment authority to recoup financial losses. We also maintain extensive surveillance and compliance operations and procedures to monitor and enforce compliance with rules pertaining to the trading, position sizes, delivery obligations and financial condition of members. In addition, each clearing member must own and hold 180,000 shares of our common stock and two Class A memberships.

As part of our powers and procedures designed to support contract obligations in the event that a contract default occurs, we may levy assessments on any of our clearing members if, after a default by another clearing member, there are insufficient funds available to cover a deficit. The maximum assessment on each clearing member firm is the lesser of $30 million or 40% of such clearing member firm’s modified regulatory capital as reported periodically to us.

Despite our authority to levy assessments or impose fees, there can be no assurance that the relevant members will have the financial resources available to pay, or will not choose to be expelled from membership rather than pay, any dues, fees or assessments. We believe that assessment liabilities of a member arising prior to expulsion are contractual in nature and, accordingly, survive expulsion. In addition, we would have recourse to such member and the proceeds from our sale of such member’s collateral would apply towards any outstanding obligations to us of such member. Recourse to a member’s collateral, however, may not be of material value in the case of large defaults that result in assessments greater in value than the collateral, particularly when the collateral’s value declines markedly in price as a consequence of the default.

Shortly following the consummation of our initial public offering, we intend to enter into a revolving credit agreement. Some of the underwriters in this offering may be lenders and agents under such credit agreement. This agreement would provide a line of credit which could be drawn upon in the event of a clearing member default. Such an arrangement would provide us with same-day funds to settle such clearing member default, while providing enough time for an efficient distribution from the Guaranty Fund. Proceeds from the sale of Guaranty Fund securities would be used to repay borrowings under the line of credit.

Despite the risk mitigation techniques adopted by, and other powers and procedures implemented by us, which are designed to, among other things, minimize the potential risks associated with the occurrence of contract defaults, there can be no assurance that these powers and procedures will prevent contract defaults or will otherwise function to preserve our liquidity.

Management

In connection with this offering, the Company will issue stock options exercisable for 1,324,500 shares and restricted stock units exercisable for 206,600 shares, for an aggregate number of 1,531,100 shares.

Richard Schaeffer, our Chairman, and James Newsome, our President and Chief Executive Officer, will each receive stock options exercisable for 180,000 shares and restricted stock units exercisable for 35,000 shares. Christopher Bowen, our General Counsel, Chief Administrative Officer and Secretary, and Samuel Gaer, our Chief Administrative Officer, will each receive stock options exercisable for 75,000 shares and restricted stock units exercisable for 8,000 shares. Thomas LaSala, our Chief Regulatory Officer, and Kenneth D. Shifrin, our Chief Financial Officer, will each receive stock options exercisable for 65,000 shares and restricted stock units exercisable for 7,000 shares.

Our five senior vice-presidents will each receive stock options exercisable for 60,000 shares and restricted stock units exercisable for 6,000 shares.

These stock options and restricted stock units will vest 25% on each anniversary of the completion of the offering for a four-year period. Should Richard Schaeffer stand for re-election as Chairman in May 2007, but fail to be re-elected, 50% of his stock options and restricted stock units outstanding at the time will vest. Should James Newsome be terminated, other than for cause, 50% of his outstanding stock options and restricted stock units outstanding at the time will vest. For both Richard Schaeffer and James Newsome, 100% of their stock options and restricted stock units outstanding will vest upon death or disability. If any employee holding the position of vice-president or above who receives stock options and restricted stock units pursuant to this offering is terminated or “constructively discharged” (as defined in the relevant award agreement) within eighteen months of a change in control, 100% of his or her stock options and restricted stock units will vest immediately.

Principal and selling stockholders

The following table sets forth information regarding beneficial ownership of common stock of NYMEX Holdings as of November 9, 2006 by:

•	each of our directors;
•	each of our named executive officers;
•	all directors and executive officers as a group;
•	each selling stockholder; and
•	all selling stockholders as a group.

Beneficial ownership is determined according to the rules of the SEC, and generally means that person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

This table lists applicable percentage ownership based on 81,600,000 shares of common stock outstanding as of September 30, 2006 and also lists applicable percentage ownership based on 86,490,000 shares of common stock outstanding after completion of this offering.(1)

The following table illustrates that (A) as of November 9, 2006, no director, other than William E. Ford, or executive officer of the Company, beneficially owned more than 1% of all the outstanding shares of common stock of the Company and (B) no persons other than certain investment entities affiliated with General Atlantic LLC and William E. Ford are the beneficial owners of 5% or more of the shares of common stock of the Company. The table sets forth information in respect of directors, executive officers named in the compensation table in the section entitled “Management—Executive compensation,” directors and executive officers as a group and certain beneficial stockholders. A person has beneficial ownership over shares if the person has voting or investment power over the shares.

Name of beneficial owner	Series	Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares to be sold in the offering	Shares beneficially owned after offering assuming no exercise of the over-allotment option		Shares beneficially owned after offering assuming full exercise of the over-allotment option
					Number	Percent	Number	Percent

Directors
Richard Schaeffer(2)	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	0	30,000	*	30,000	*
	All	90,000	*	0	90,000	*	90,000	*

Robert Halper(3)	A-1	90,000	*	0	90,000	*	90,000	*
	A-2	90,000	*	0	90,000	*	90,000	*
	A-3	90,000	*	0	90,000	*	90,000	*
	All	270,000	*	0	270,000	*	270,000	*

Name of beneficial owner	Series	Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares to be sold in the offering	Shares beneficially owned after offering assuming no exercise of the over-allotment option		Shares beneficially owned after offering assuming full exercise of the over-allotment option
					Number	Percent	Number	Percent

James Newsome(4)	A-1	0	0	0	0	0	0	0
	A-2	0	0	0	0	0	0	0
	A-3	0	0	0	0	0	0	0
	All	0	0	0	0	0	0	0

Stephen Ardizzone	A-1	62,000	*	0	62,000	*	62,000	*
	A-2	60,000	*	0	60,000	*	60,000	*
	A-3	60,000	*	0	60,000	*	60,000	*
	All	182,000	*	0	182,000	*	182,000	*

Neil Citrone	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	0	30,000	*	30,000	*
	All	90,000	*	0	90,000	*	90,000	*

Melvyn Falis	A-1	0	0	0	0	0	0	0
	A-2	0	0	0	0	0	0	0
	A-3	0	0	0	0	0	0	0
	All	0	0	0	0	0	0	0

William E. Ford(6)	(7)	8,160,000	10%	0	8,160,000	10%	8,160,000	10%

A. George Gero	A-1	60,000	*	0	60,000	*	60,000	*
	A-2	60,000	*	0	60,000	*	60,000	*
	A-3	60,000	*	0	60,000	*	60,000	*
	All	180,000	*	0	180,000	*	180,000	*

Thomas Gordon	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	0	30,000	*	30,000	*
	All	90,000	*	0	90,000	*	90,000	*

Harvey Gralla	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	0	30,000	*	30,000	*
	All	90,000	*	0	90,000	*	90,000	*

David Greenberg(8)	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	5,000	25,000	*	25,000	*
	All	90,000	*	5,000	85,000	*	85,000	*

Daniel Rappaport	A-1	60,000	*	0	60,000	*	60,000	*
	A-2	60,000	*	0	60,000	*	60,000	*
	A-3	60,000	*	0	60,000	*	60,000	*
	All	180,000	*	0	180,000	*	180,000	*

Frank Siciliano(5)	A-1	33,000	*	0	33,000	*	33,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	0	30,000	*	30,000	*
	All	93,000	*	0	93,000	*	93,000	*

Robert Steele	A-1	0	0	0	0	0	0	0
	A-2	0	0	0	0	0	0	0
	A-3	0	0	0	0	0	0	0
	All	0	0	0	0	0	0	0
Dennis Suskind	A-1	0	0	0	0	0	0	0
	A-2	0	0	0	0	0	0	0
	A-3	0	0	0	0	0	0	0
	All	0	0	0	0	0	0	0

Name of beneficial owner	Series	Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares to be sold in the offering	Shares beneficially owned after offering assuming no exercise of the over-allotment option		Shares beneficially owned after offering assuming full exercise of the over- allotment option
					Number	Percent	Number	Percent

Executive Officers (who are not directors)

Christopher Bowen, Esq.	A-1	0	0	0	0	0	0	0
	A-2	0	0	0	0	0	0	0
	A-3	0	0	0	0	0	0	0
	All	0	0	0	0	0	0	0

Samuel Gaer	A-1	0	0	0	0	0	0	0
	A-2	0	0	0	0	0	0	0
	A-3	0	0	0	0	0	0	0
	All	0	0	0	0	0	0	0

Kenneth Shifrin	A-1	0	0	0	0	0	0	0
	A-2	0	0	0	0	0	0	0
	A-3	0	0	0	0	0	0	0
	All	0	0	0	0	0	0	0

All directors and executive officers as a group (25 in total)	A-1	455,000	0.56%	0	455,000	0.52%	455,000	0.52%
	A-2	450,000	0.55%	0	450,000	0.52%	450,000	0.51%
	A-3	450,000	0.55%	5,000	445,000	0.51%	445,000	0.51%
	All	9,515,000	11.66%	5,000	9,510,000	11.0%	9,510,000	10.90%

5% Stockholders
Investment entities affiliated with General Atlantic LLC(6)	(7)	8,160,000	10%	0	8,160,000	9.43%	8,160,000	9.34%

c/o General Atlantic Service Company, LLC 3 Pickwick Plaza Greenwich, CT 06830

Selling Stockholders
Bear, Stearns Securities Corp.	A-1	30,000	*	30,000	0	0	0	0
	A-2	30,000	*	30,000	0	0	0	0
	A-3	30,000	*	30,000	0	0	0	0
	All	90,000	*	90,000	0	0	0	0

John G. Bradberry	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	29,000	1,000	*	1,000	*
	All	90,000	*	29,000	61,000	*	61,000	*

Calyon Financial Inc.	A-1	270,000	*	0	270,000	*	270,000	*
	A-2	270,000	*	53,000	217,000	*	217,000	*
	A-3	270,000	*	107,000	163,000	*	163,000	*
	All	810,000	*	160,000	650,000	*	650,000	*

Kenneth Lawrence Carter	A-1	30,000	*	3,000	27,000	*	27,000	*
	A-2	30,000	*	3,000	27,000	*	27,000	*
	A-3	30,000	*	3,000	27,000	*	27,000	*
	All	90,000	*	9,000	81,000	*	81,000	*

Name of beneficial owner	Series	Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares to be sold in the offering	Shares beneficially owned after offering assuming no exercise of the over-allotment option		Shares beneficially owned after offering assuming full exercise of the over-allotment option
					Number	Percent	Number	Percent

Jerome Dlugasch	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	1,000	29,000	*	29,000	*
	All	90,000	*	1,000	89,000	*	89,000	*

Robert E. Freund	A-1	60,000	*	0	60,000	*	60,000	*
	A-2	60,000	*	0	60,000	*	60,000	*
	A-3	60,000	*	10,000	50,000	*	50,000	*
	All	180,000	*	10,000	170,000	*	170,000	*

David Greenberg(8)	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	5,000	25,000	*	25,000	*
	All	90,000	*	5,000	85,000	*	85,000	*

Andrew J. Lewis	A-1	60,000	*	0	60,000	*	60,000	*
	A-2	60,000	*	0	60,000	*	60,000	*
	A-3	60,000	*	9,000	51,000	*	51,000	*
	All	180,000	*	9,000	171,000	*	171,000	*

Man Financial Inc.	A-1	150,000	*	0	150,000	*	150,000	*
	A-2	150,000	*	30,000	120,000	*	120,000	*
	A-3	150,000	*	30,000	120,000	*	120,000	*
	All	450,000	*	60,000	390,000	*	390,000	*

Man Group Finance Inc.	A-1	330,000	*	0	330,000	*	330,000	*
	A-2	330,000	*	330,000	0	0	0	0
	A-3	330,000	*	330,000	0	0	0	0
	All	990,000	1.21%	660,000	330,000	*	330,000	*

Douglas Stephen McClay	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	27,000	*	20,000	7,000	*	7,000	*
	All	87,000	*	20,000	67,000	*	67,000	*

Robert Pressner	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	10,000	20,000	*	20,000	*
	All	90,000	*	10,000	80,000	*	80,000	*

Lori Jill Rosenfeld	A-1	90,000	*	0	90,000	*	90,000	*
	A-2	90,000	*	0	90,000	*	90,000	*
	A-3	90,000	*	20,000	70,000	*	70,000	*
	All	270,000	*	20,000	250,000	*	250,000	*

Stephen P. Sullivan	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	22,000	8,000	*	8,000	*
	All	90,000	*	22,000	68,000	*	68,000	*

William Allen Wolleck	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	5,000	25,000	*	25,000	*
	All	90,000	*	5,000	85,000	*	85,000	*

*	less than one percent.
(1)	Although our currently issued and outstanding shares of common stock are registered under the Securities Act, these shares are subject to significant transfer restrictions under the certificate of incorporation. The transfer restriction periods will expire, subject to certain conditions:
•	180 days after the close of this offering in the case of Series A-1 Common Stock;
•	360 days after the close of this offering in the case of Series A-2 Common Stock; and
•	540 days after the close of this offering in the case of Series A-3 Common Stock.
(2)	Mr. Schaeffer is also Chairman.
(3)	Mr. Halper is also Vice Chairman.
(4)	Mr. Newsome is also President and Chief Executive Officer.
(5)	Mr. Siciliano is also Treasurer.
(6)	Represents (i) 7,470,523 shares of Series A Preferred Stock owned by General Atlantic Partners 82, L.P. (“GAP 82”), (ii) 122,400 shares of Series A Preferred Stock owned by GapStar, LLC (“GapStar”), (iii) 438,762 shares of Series A Preferred Stock shares owned by GAP Coinvestments III, LLC (“GAPCO III”), (iv) 107,262 shares of Series A Preferred Stock shares owned by GAP Coinvestments IV, LLC (“GAPCO IV”), (v) 16,973 shares of Series A Preferred Stock owned by GAPCO GmbH & Co. KG (“KG”) and (vi) 4,080 shares of Series A Preferred Stock owned by GAP Coinvestments CDA, L.P. (“CDA”). General Atlantic LLC (“GA”) is the general partner of each of GAP 82 and CDA. GA is also the sole member of GapStar. The managing members of GAPCO III and GAPCO IV are Managing Directors of GA. GAPCO Management GmbH (“GmbH Management”) is the general partner of KG. The Managing Directors of GA are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management. There are seventeen Managing Directors of GA. GA, GAP 82, CDA, GAPCO III, GAPCO IV, GapStar, KG and GmbH Management are a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, and may be deemed to own beneficially an aggregate of 8,160,000 shares of Series A Preferred Stock, which represents 100% of the outstanding shares of Series A Preferred Stock and 10.0% of the Company’s issued and outstanding shares of common stock on an as converted basis (calculated on the basis of the number of shares of common stock which may be acquired by each such person within 60 days). Mr. Ford is President and a Managing Director of GA, and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Ford has no pecuniary interest in the shares of the Company owned by KG and CDA. The Series A Preferred Stock is convertible, at any time, into an equal number of shares of common stock and will automatically convert into such shares upon consummation of this offering. The mailing address for GA and the General Atlantic Parties (other than KG and GmbH Management) is set forth in the table. The mailing address of KG and GmbH Management is c/o General Atlantic GmbH, Koenigsallee 63, 40212 Düsseldorf, Germany.
(7)	Upon conversion, the 8,160,000 shares of Series A Preferred Stock will convert into 2,720,000 shares of Series A-1 Common Stock, 2,720,000 shares of Series A-2 Common Stock and 2,720,000 shares of Series A-3 Common Stock, subject, in each case, to the applicable transfer restrictions.
(8)	Both a director and a selling stockholder.

Underwriting

At the Company’s request, pursuant to a directed share program, the underwriters in our initial public offering have reserved for sale, at the initial public offering price, 5% of the shares offered by our initial public offering prospectus for sale to our current stockholders (including General Atlantic) and lessees of Class A memberships. If the current stockholders and lessees of Class A memberships purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by our initial public offering prospectus.

We previously indicated that the shares purchased under the directed share program would be subject to a 270-day lock-up period after the initial public offering. We have now determined that such shares will no longer be subject to the lock-up.

Index to consolidated financial statements

of NYMEX Holdings, Inc.

September 30, 2006 and 2005 (unaudited)

NYMEX Holdings, Inc. and subsidiaries

Condensed consolidated balance sheets

(in thousands, except for share data)	September 30, 2006	December 31, 2005

	(Unaudited)

Assets
Cash and cash equivalents	$15,255	$35,664
Collateral from securities lending program	2,446,720	2,314,618
Securities purchased under agreements to resell	—	6,900
Marketable securities, at market value	194,064	100,993
Clearing and transaction fees receivable, net of allowance for member credits	39,246	23,747
Prepaid expenses	6,581	5,768
Margin deposits and guaranty funds	21,253	92,555
Other current assets	12,610	8,877

Total current assets	2,735,729	2,589,122
Property and equipment, net	184,637	190,036
Goodwill	16,329	16,329
Other assets	15,373	13,260

Total assets	$2,952,068	$2,808,747

Liabilities and Stockholders’ Equity
Accounts payable and accrued liabilities	$12,821	$17,627
Accrued salaries and related liabilities	17,378	9,893
Payable under securities lending program	2,446,720	2,314,618
Margin deposits and guaranty funds	21,253	92,555
Income tax payable	1,557	5,250
Other current liabilities	42,797	36,281

Total current liabilities	2,542,526	2,476,224
Grant for building construction deferred credit	106,702	108,311
Long-term debt	83,098	83,098
Retirement obligation	12,066	12,121
Other liabilities	19,282	19,211

Total liabilities	2,763,674	2,698,965

Commitments and contingencies
Cumulative redeemable convertible preferred stock, $0.01 par value; 8,160,000 shares authorized, issued and outstanding as of September 30, 2006—Note 8	158,711	—

Stockholders’ equity—Note 9
Common stock, $0.01 par value; 816 shares authorized, issued and outstanding as of December 31, 2005	—	—
Common stock, $0.01 par value; 81,600,000 shares authorized as of September 30, 2006; 73,440,000 issued and outstanding as of September 30, 2006	734	—
Additional paid-in capital	7,305	69,631
Retained earnings	20,253	39,479
Accumulated other comprehensive income, net of tax	1,391	672

Total stockholders’ equity	29,683	109,782

Total liabilities and stockholders’ equity	$2,952,068	$2,808,747

See accompanying notes to the unaudited condensed consolidated financial statements.

NYMEX Holdings, Inc. and subsidiaries

Condensed consolidated statements of income (unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except for share data)	2006	2005	2006	2005

Revenues
Clearing and transaction fees	$119,200	$79,498	$314,966	$203,565
Market data fees	15,927	11,123	47,221	33,064
Interest income from securities lending	37,397	21,218	97,914	41,167
Other, net	3,167	2,970	10,292	8,577
Investment income, net	2,936	3,354	5,750	5,730

Total revenues	178,627	118,163	476,143	292,103
Interest expense from securities lending	36,248	20,260	94,608	39,017

Net revenues	142,379	97,903	381,535	253,086

Expenses
Direct transaction costs	16,645	10,133	31,582	22,411
Salaries and employee benefits	22,560	15,229	60,046	45,316
Occupancy and equipment	8,429	7,874	22,467	21,518
Depreciation and amortization, net of deferred credit amortization	3,322	3,697	11,570	11,805
General and administrative	4,857	5,158	16,027	17,049
Professional services	3,278	6,709	10,811	21,720
Telecommunications	1,263	1,715	4,754	5,104
Marketing	1,681	1,252	4,420	3,096
Other expenses	3,357	2,788	8,483	7,275
Interest expense	1,666	1,723	5,000	5,179

Total expenses	67,058	56,278	175,160	160,473

Income before provision for income taxes	75,321	41,625	206,375	92,613
Provision for income taxes	34,597	19,200	93,885	42,139

Net income	$40,724	$22,425	$112,490	$50,474

Weighted average common shares outstanding, basic and diluted	81,600,000	816	60,079,000	816

Basic and diluted earnings per share	$0.47	$27,482	$1.78	$61,855

Proforma weighted average common shares outstanding and earnings per share retroactively adjusted to reflect the 90,000-for-1 recapitalization on March 14, 2006:
Weighted average common shares outstanding, basic and diluted	81,600,000	73,440,000	79,448,000	73,440,000

Basic and diluted earnings per share	$0.47	$0.31	$1.35	$0.69

See accompanying notes to the unaudited condensed consolidated financial statements.

NYMEX Holdings, Inc. and subsidiaries

Condensed consolidated statements of stockholders’ (deficit) equity (unaudited)

(in thousands, except for share data)	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total stockholders’ equity
	Shares	Amount

Balances at January 1, 2005	816	$—	$93,312	$33,470	$—	$126,782

Comprehensive income:
Net income	—	—	—	71,128	—	71,128
Unrealized gain on available-for-sale securities, net of deferred income taxes of $570	—	—	—	—	672	672

Total comprehensive income						71,800
Dividends declared:
Common stock, $108,824/share	—	—	(23,681)	(65,119)	—	(88,800)

Balances at December 31, 2005	816	$—	$69,631	$39,479	$672	$109,782
Dividends declared on January 11, 2006:
Common stock, $36,765/share	—	—	—	(30,000)	—	(30,000)
Dividends declared on March 6, 2006:
Common stock, $196,078/share	—	—	(68,897)	(91,103)	—	(160,000)
Dividends declared on July 6, 2006:
Common stock, $0.06/share	—	—	—	(5,000)	—	(5,000)
Retirement of common stock	(816)	—	—	—	—	—
Issuance of common stock	73,440,000	734	(734)	—	—	—
Tax benefit related to NYMEX MRRP	—	—	7,305	—	—	7,305
Cumulative redeemable convertible preferred stock dividends and amortization of issue costs	—	—	—	(5,613)	—	(5,613)
Comprehensive income:
Net income	—	—	—	112,490	—	112,490
Change in unrealized gain on available-for-sale securities, net of deferred income taxes of $605	—	—	—	—	719	719

Total comprehensive income						113,209

Balances at September 30, 2006 (unaudited)	73,440,000	$734	$7,305	$20,253	$1,391	$29,683

See accompanying notes to the unaudited condensed consolidated financial statements.

NYMEX Holdings, Inc. and subsidiaries

Condensed consolidated statements of cash flows (unaudited)

	Nine months ended September 30,
(in thousands)	2006	2005

Cash flows from operating activities
Net income	$112,490	$50,474
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,960	12,756
Amortization of intangibles	219	657
Deferred grant credits	(1,984)	(1,983)
Deferred rental income	(506)	(507)
Deferred rent expense	(162)	(182)
Asset impairment and disposition loss	1,161	471
Decrease (increase) in operating assets:
Clearing and transaction fees receivable	(15,499)	(9,828)
Prepaid expenses	(813)	(2,527)
Margin deposits and guaranty fund assets	71,302	(745,781)
Other current assets	(3,733)	(706)
Increase (decrease) in operating liabilities:
Accounts payable and accrued liabilities	(4,806)	562
Accrued salaries and related liabilities	7,485	7,260
Margin deposits and guaranty fund liabilities	(71,302)	745,781
Income tax payable	3,612	(2,635)
Other current liabilities	10,116	11,498
Other liabilities	509	(1,158)
Retirement obligation	(55)	253

Net cash provided by operating activities	120,994	64,405

Cash flows from investing activities
(Increase) decrease in collateral from securities lending program	(132,102)	(3,425,948)
(Increase) decrease in securities purchased under agreements to resell	6,900	(10,676)
(Increase) decrease in marketable securities	(93,071)	45,942
Capital expenditures	(8,722)	(8,565)
(Increase) decrease in other assets	(1,008)	(2,385)

Net cash used in investing activities	(228,003)	(3,401,632)

Cash flows from financing activities
Proceeds from issuance of preferred stock	160,000	—
Costs related to issuance of preferred stock	(6,902)	—
Increase in obligation to return collateral under securities lending program	132,102	3,425,948
Dividends paid	(198,600)	(88,700)

Net cash provided by financing activities	86,600	3,337,248

Net (decrease) increase in cash and cash equivalents	(20,409)	21
Cash and cash equivalents, beginning of period	35,664	3,084

Cash and cash equivalents, end of period	$15,255	$3,105

See accompanying notes to the unaudited condensed consolidated financial statements.

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements

1. Basis of presentation and summary of significant accounting policies

Nature of business

NYMEX Holdings, Inc. (“NYMEX Holdings”) was incorporated in 2000 as a stock corporation in Delaware, and is the successor to the New York Mercantile Exchange. The two principal operating subsidiaries of NYMEX Holdings are New York Mercantile Exchange, Inc. (“NYMEX Exchange” or “NYMEX Division”) and Commodity Exchange, Inc. (“COMEX” or “COMEX Division”), which is a wholly-owned subsidiary of NYMEX Exchange. Where appropriate, each division will be discussed separately, and collectively will be referred to as the “Exchange.” When discussing NYMEX Holdings together with its subsidiaries, reference is being made to the “Company.”

In August 2004, NYMEX Europe Exchange Holdings Limited (“Europe Holdings”) was established as a private limited company incorporated under the laws of England and Wales and is a wholly-owned subsidiary of NYMEX Holdings. In March 2005, NYMEX Europe Limited (“Europe Limited”) was incorporated under the laws of England and Wales as an operating and wholly-owned subsidiary of Europe Holdings. Where appropriate, each European subsidiary will be discussed separately, and collectively will be referred to as the “Europe Exchange.” Europe Exchange is an independent UK-based exchange located in London, England. All trades executed on Europe Exchange are cleared through the Company’s clearinghouse in New York. Europe Exchange commenced operations in September 2005. In June 2006, Europe Exchange ceased its floor trading operations to focus exclusively on electronic trading.

In June 2005, the Company and Tatweer Dubai LLC, a subsidiary of Dubai Holding LLC, entered into a joint venture to develop the Middle East’s first energy futures exchange. As part of this venture, DME Holdings Limited (“DME Holdings”), which is jointly owned by the Company and Tatweer Dubai LLC, was incorporated as a limited company under the laws of Bermuda. DME Holdings is the sole owner of Dubai Mercantile Exchange Limited (the “DME”), a limited liability company formed under the laws of the Dubai International Financial Centre (“DIFC”), a financial free zone designed to promote financial services within the United Arab Emirates. It is expected that the DME will initially offer sour crude and fuel oil products for trading. The DME will be regulated by the Dubai Financial Services Authority, a regulatory body established within the DIFC. The Company anticipates that the DME will commence trading in the first quarter of 2007.

In March 2006, the stockholders of the Company approved a stock purchase agreement (the “GA Agreement”) with General Atlantic Partners 82, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG (collectively “General Atlantic”) whereby General Atlantic acquired a 10% equity interest in NYMEX Holdings. The GA Agreement valued NYMEX Holdings’ equity at $1.6 billion, without giving effect to the value of the separate NYMEX Exchange trading rights. General Atlantic did not acquire any trading rights, all of which remained with the owners of Class A memberships in NYMEX Exchange.

The Company exists principally to provide facilities to buy, sell and clear energy and precious and base metals commodities for future delivery under rules intended to protect the interests of market participants. The Company itself does not own commodities, trade for its own account, or

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

otherwise engage in market activities. The Company provides the physical facilities necessary to conduct an open outcry auction market, electronic trading systems, systems for the matching and clearing of trades executed on the Exchange, and systems for the clearing of certain bilateral trades executed off-exchange in the over-the-counter (“OTC”) market. These services facilitate price discovery, hedging and liquidity in the energy and metals markets. The Company believes that market participants choose to trade on centralized markets such as the Exchange because of the liquidity those markets help to provide and because those markets perform an important price discovery function. The liquidity that the Exchange and other centralized markets offer is achieved in large part because the traded contracts have standardized terms and the Company’s clearinghouse mitigates counterparty performance risk. Transactions executed on the Exchange mitigate the risk of counter-party default because the Company’s clearinghouse acts as the counter-party to every trade. To manage the risk of financial nonperformance, the Exchange requires members to post margin. Trading on the Exchange is regulated by the Commodity Futures Trading Commission. Trading on the Europe Exchange is regulated by the UK’s Financial Services Authority.

Significant accounting policies

The Company’s significant accounting policies are described in the notes of the December 31, 2005 audited consolidated financial statements included in its Annual Report on Form 10-K.

Earnings per share

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings per Share, and Emerging Issues Task Force (“EITF”) Topic 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128. EITF 03-06 clarifies the use of the two-class method of calculating earnings per share as originally prescribed in SFAS No. 128 (see Note 10).

Basis of presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of NYMEX Holdings and its wholly-owned subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles. The Company consolidates any investment in a variable interest entity for which the Company is the primary beneficiary. Investments in unconsolidated entities representing ownership of at least 20% but less than 50% are accounted for under the equity method. All significant intercompany transactions and balances have been eliminated in consolidation. The accompanying unaudited condensed consolidated financial statements reflect all adjustments which are, in the opinion of the Company’s management, necessary to a fair statement of the results for the periods presented.

Certain reclassifications have been made to the unaudited condensed consolidated financial statements to conform to the current presentation. The three- and nine-month periods ended September 30, 2006 and 2005 report interest income from securities lending and interest expense from securities lending as separate components of the Company’s net revenues. Interest income from securities lending was previously presented net of related interest expense in the

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2005. Additionally, direct transaction costs are being reported as a separate expense line item. Prior to this Quarterly Report on Form 10-Q, direct transaction costs were reported in general and administrative expenses on the condensed consolidated statements of income. A reclassification was made to the prior year periods to conform to the current presentation.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in Item 15(a) of NYMEX Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005.

Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating FIN No. 48 and the potential effect it will have on its results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS No. 158”). SFAS No. 158 requires that the full funding status of defined benefit pension and other postretirement plans be recognized on the balance sheet as an asset for overfunded plans or as a liability for underfunded plans. In addition, SFAS No. 158 calls for recognition in other comprehensive income of gains or losses and prior service costs or credits that are not yet included as components of periodic benefit expense. Finally, SFAS No. 158 requires that the measurement of defined benefit plan assets and obligations be as of the balance sheet date. The Company is required to adopt the recognition and measurement provisions of SFAS No. 158 as of the fiscal year ending December 31, 2006, and is in the process of evaluating the potential effect it will have on its results of operations and financial position.

2. Securities lending

In 2005, the Company entered into an agreement with JPMorgan Chase & Co. (“JPMorgan”) to participate in a securities lending program. Under this program, JPMorgan, as agent, lends on an overnight basis, a portion of the clearing members’ securities on deposit in the Company’s margin deposits and guaranty fund to third parties in return for cash collateral. JPMorgan, in turn, invests the cash collateral overnight in various investments on behalf of the Company in accordance with the Company’s internal investment guidelines. Interest expense is then paid to the third party for the cash collateral the Company controlled during the transaction, and a fee is paid to JPMorgan for administering the transaction. The fee paid to JPMorgan is recorded in general and administrative expenses on the Company’s condensed consolidated statements of income. At September 30, 2006, the fair value of the securities on loan was approximately $2.4 billion.

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

3. Collateralization

In connection with reverse repurchase agreements, the Company receives collateral that is held in custody by the Company’s banks. The Company accepted collateral in the form of U.S. Treasury bills that it is permitted by contract or industry practice to sell or re-pledge. The fair value of such collateral at December 31, 2005 was $6.9 million.

4. Allowance for doubtful accounts and credits

Clearing and transaction fees receivable are carried net of allowances for member credits, which are based upon expected billing adjustments. Allowances for member credits were $509,000 and $385,000 at September 30, 2006 and December 31, 2005, respectively. The Company believes the allowances are adequate to cover member credits. The Company also believes the likelihood of incurring material losses due to non-collectibility is remote and, therefore, no allowance for doubtful accounts is necessary.

An allowance for doubtful accounts was established for market data accounts receivable to cover potential non-collectible vendor receivables as well as adjustments by the market data vendor customers. This allowance was $148,000 and $78,000 at September 30, 2006 and December 31, 2005, respectively, which the Company believes is sufficient to cover potential bad debts and subsequent credits. Accounts receivable for market data revenues are included in other current assets on the Company’s condensed consolidated balance sheets.

Other revenues consist of rental income from tenants leasing space in the Company’s headquarters building, compliance fines assessed for violation of trading rules and procedures, fees charged to members for the use of telephone equipment and trading booths provided by the Company, fees charged for access to the NYMEX ACCESS® electronic trading system and other miscellaneous revenues. Other revenues are recognized on an accrual basis in the period during which the Company derives economic value, with the exception of compliance fines, which are recognized on a cash basis due to the fact that their collectibility is not reasonably assured. The Company has established a reserve for non-collectible receivables of other revenues in the amount of $707,000 and $512,000 at September 30, 2006 and December 31, 2005, respectively, and believes the amount is sufficient to cover potential bad debts and subsequent credits. Accounts receivable for other revenues are included in other current assets on the Company’s condensed consolidated balance sheets.

5. Margin deposits and guaranty funds

The Company is required, under the Commodity Exchange Act, to maintain separate accounts for cash and securities that are deposited by clearing members, at banks approved by the Company, as margin for house and customer accounts. These margin deposits are used by members to meet their obligations to the Company for margin requirements on open futures and options positions, as well as delivery obligations.

Each clearing member firm is required to maintain a security deposit, in the form of cash or U.S. Treasury securities with a maturity of ten years or less or money market mutual funds, of a minimum of $2.0 million in a fund known as a guaranty fund (the “Guaranty Fund”). The

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

Guaranty Fund may be used for any loss sustained by the Company as a result of the failure of a clearing member to discharge its obligations on the NYMEX Division or COMEX Division. Although there is one Guaranty Fund for both divisions, separate contribution amounts are calculated for each division.

Every member and non-member executing transactions on the Company’s divisions must be guaranteed by a clearing member and clear their transactions through the Company’s clearinghouse. This requirement also applies to transactions conducted outside of the Exchange which clear through NYMEX ClearPort® Clearing. Clearing members of the NYMEX Division and COMEX Division require their customers to maintain deposits in accordance with Company margin requirements. Margin deposits and Guaranty Funds are posted by clearing members with the Company’s clearinghouse. In the event of a clearing member default, the Company satisfies the clearing member’s obligations on the underlying contract by drawing on the defaulting clearing member’s Guaranty Funds. If those resources are insufficient, the Company may fund the obligations from its own financial resources or draw on Guaranty Funds posted by non-defaulting clearing members. The Company also maintains a $115 million default insurance policy. This insurance coverage is available to protect the Company and clearing members in the event that a default in excess of $200 million occurs.

The Company is entitled to earn interest on cash balances posted as margin deposits and Guaranty Funds. Such balances are included in the Company’s condensed consolidated balance sheets, and are generally invested overnight in securities purchased under agreements to resell.

The following table sets forth margin deposits and Guaranty Fund balances held by the Company on behalf of clearing members at September 30, 2006 and December 31, 2005 (in thousands):

	September 30, 2006			December 31, 2005
	Margin Deposits	Guaranty Funds	Total Funds	Margin Deposits	Guaranty Funds	Total Funds

Cash and securities earning interest for NYMEX Holdings
Cash	$6,444	$40	$6,484	$14	$—	$14
Securities held for resale	14,769	—	14,769	88,031	4,510	92,541

Total cash and securities	21,213	40	21,253	88,045	4,510	92,555

Cash and securities earning interest for members
Money market funds	6,127,760	59,676	6,187,436	4,535,750	—	4,535,750
U.S. Treasuries	11,137,738	176,266	11,314,004	11,513,902	142,866	11,656,768
Letters of credit	2,344,464	—	2,344,464	2,091,909	—	2,091,909

Total cash and securities	19,609,962	235,942	19,845,904	18,141,561	142,866	18,284,427

Total funds	$19,631,175	$235,982	$19,867,157	$18,229,606	$147,376	$18,376,982

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

6. Long-term debt

The Company issued long-term debt totaling $100 million during 1996 and 1997 to provide completion financing for the Company’s trading facility and headquarters. This issuance contained three series, each with different maturities, interest rates and repayment schedules. Series A notes require annual principal repayments from 2001 to 2010, and a final payment of principal in 2011. Series B notes require annual principal repayments from 2011 to 2020, and a final payment of principal in 2021. Series C notes require annual principal repayments from 2022 to 2025, and a final payment of principal in 2026. The notes represent senior unsecured obligations of the Company and are not secured by the facility, the Company’s interest therein, or any other collateral. The notes are subject to a prepayment penalty in the event they are paid off prior to their scheduled maturities. The Company believes that any economic benefit derived from early redemption of these notes would be offset by the redemption penalty. These notes place certain limitations on the Company’s ability to incur additional indebtedness. At September 30, 2006 and December 31, 2005, the notes payable balance, including the current portion, was $85.9 million. At September 30, 2006, the fair value of the notes was approximately $105.2 million.

7. Stock purchase agreement

On March 13, 2006, a special meeting of the stockholders of the Company was held. At that time, the stockholders approved and adopted an amended and restated certificate of incorporation, amended and restated bylaws and a merger with NYMEX Merger Sub, Inc., a newly-formed Delaware corporation and a wholly-owned subsidiary of NYMEX Holdings (“Merger Sub”). These actions, along with the adoption of an amended and restated certificate of incorporation and amended and restated bylaws of NYMEX Exchange, revised NYMEX Holdings’ capital structure in order to sell equity to General Atlantic Partners 82, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG (collectively “General Atlantic”) pursuant to a previously-disclosed stock purchase agreement (as amended, the “GA Agreement”). The GA Agreement valued NYMEX Holdings’ equity at $1.6 billion, without giving effect to the value of the separate NYMEX Exchange trading rights. General Atlantic did not acquire any trading rights, all of which remained with the owners of Class A memberships in NYMEX Exchange.

On March 14, 2006, pursuant to the terms and conditions of the GA Agreement, the Company issued and sold an aggregate of 8,160,000 shares of its newly-created Series A Cumulative Redeemable Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), to General Atlantic for an aggregate purchase price of $160 million in cash and an additional $10 million which will be paid on the closing date of an initial public offering if an initial public offering occurs in 2006 which values NYMEX Holdings’ equity at $2 billion or greater. The Preferred Stock represented 10% of NYMEX Holdings’ outstanding capital stock immediately following its issuance.

The merger

To facilitate the GA Agreement, Merger Sub merged with and into NYMEX Holdings which was the surviving corporation. Merger Sub was formed solely for the purpose of effecting the merger and had no operating history and nominal assets, liabilities and capitalization.

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

NYMEX Holdings is the parent company of, and holds the sole outstanding Class B membership in, NYMEX Exchange. The Class B membership in NYMEX Exchange holds all voting and economic rights in NYMEX Exchange, except for the open outcry trading protections granted to the owners of Class A memberships in NYMEX Exchange. Class A memberships in NYMEX Exchange are trading rights but are not entitled to any voting or economic rights in NYMEX Exchange, except for the open outcry trading protections granted to the owners of Class A memberships in NYMEX Exchange. Previously, the common stock of NYMEX Holdings and the corresponding Class A membership interest in NYMEX Exchange were “stapled” together and, therefore, were only permitted to be transferred jointly. Upon consummation of the GA Agreement, the common stock of NYMEX Holdings was “de-stapled” from the Class A membership interests in NYMEX Exchange.

Conversion of shares

Each of the original 816 shares of NYMEX Holdings common stock issued and outstanding immediately prior to the merger were automatically converted into the right to receive 90,000 shares of the common stock of NYMEX Holdings. The 90,000 shares were comprised of 30,000 shares of Series A-1 Common Stock; 30,000 shares of Series A-2 Common Stock; and 30,000 shares of Series A-3 Common Stock. Total authorized shares of common stock are 81,600,000 shares which consist of the 73,440,000 issued shares of Series A-1, Series A-2 and Series A-3 common stock and 8,160,000 shares reserved for issuance upon conversion of the Preferred Stock. Upon conversion, the Preferred Stock will no longer be outstanding or available for issuance. In addition, the sole share of common stock of Merger Sub held by NYMEX Holdings was cancelled.

Use of proceeds

The gross proceeds from the GA Agreement were distributed to NYMEX Holdings’ stockholders in the form of an extraordinary cash distribution (the “Special Dividend”). Accordingly, each stockholder received approximately $196,078 per share on a pre-merger basis or approximately $2.18 per share on a post-merger basis. In the event that the additional $10 million is paid by General Atlantic on the closing date of an initial public offering, the $10 million will also be distributed in the form of an extraordinary cash distribution to NYMEX Holdings’ stockholders of record as of March 13, 2006, the day immediately prior to the closing of the GA Agreement (the “Additional Dividend”). Each such stockholder would receive approximately $12,255 per share on a pre-merger basis or approximately $0.14 per share on a post-merger basis. General Atlantic did not participate in the Special Dividend and will not participate in the Additional Dividend, if any.

Series A cumulative redeemable convertible preferred stock

Pursuant to the terms and conditions of the Preferred Stock:

•	the holders of the Preferred Stock are entitled to vote, on an as-if converted basis, on all matters entitled to be voted on by holders of shares of common stock voting together as a single class with the common stock;

•

so long as General Atlantic owns at least 80% of the number of shares of Preferred Stock initially acquired by it (including for purposes of this calculation the shares of NYMEX Holdings common stock issued or issuable upon conversion of the Preferred Stock), then (i) prior to an

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

initial public offering, General Atlantic, voting as a separate class, will be entitled to designate and elect one director of NYMEX Holdings and NYMEX Exchange, and (ii) following an initial public offering, General Atlantic will be entitled to designate, and the Company’s board of directors will nominate and unanimously recommend that its stockholders elect, one director of NYMEX Holdings and NYMEX Exchange, and in each case, such individual must be a managing director of General Atlantic LLC. In addition, so long as General Atlantic owns at least 80% of the number of shares of Preferred Stock initially acquired by it (including for purposes of this calculation the shares of NYMEX Holdings common stock issued or issuable upon conversion of the Preferred Stock), then General Atlantic will be entitled to designate one non-voting observer to the boards of directors who must be reasonably acceptable to the Company. This right is particular to General Atlantic (or its affiliates) and is not transferable to any other person who purchases the Preferred Stock from General Atlantic, which may only occur subject to the transfer provisions described below;

•	the holders of Preferred Stock are entitled to receive, on an as-if converted basis, all dividends or other distributions made to the holders of shares of common stock, but the holders of Preferred Stock did not participate in the Special Dividend nor will they participate in the Additional Dividend, if any;

•	if the Company consummates an initial public offering on or prior to June 30, 2008, then no mandatory cash dividends will be payable or paid with respect to the shares of Preferred Stock;

•	if the Company has not consummated an initial public offering on or prior to June 30, 2008, all accrued and unpaid dividends from the closing date will be paid by the Company in cash, or at the option of the Company, by appropriately increasing the number of shares of common stock into which the Preferred Stock is convertible (the “Stock Election”), to the holders of the Preferred Stock no later than September 30, 2008, at an annual rate of 5.5%. In addition, at the end of each quarter following June 30, 2008, the Company will pay, in cash, dividends on the Preferred Stock at an annual rate of 5.5%;

•	if by the fifth anniversary of the closing of the GA Agreement the Company has not consummated an initial public offering or a sale, merger or other business combination, then the holders of the majority of the shares of the Preferred Stock will have the right to cause the Company to redeem all of the shares of Preferred Stock at the original purchase price, plus accrued and unpaid dividends. This redemption payment will be payable over three years with interest at the annual rate of 5%, although the Company would have the right to prepay it at any time with no prepayment penalty; and

•	prior to an initial public offering and so long as General Atlantic owns at least 80% of the number of shares of Preferred Stock initially acquired by it (including the shares of common stock issued or issuable upon conversion of the Preferred Stock), certain major actions may not be undertaken without the consent of General Atlantic, such as:

a. any sale, merger or other business combination of NYMEX Holdings which constitutes a change of control, unless (a) the consideration is cash or stock which is listed and freely tradable without restriction on the New York Stock Exchange or The NASDAQ Stock Market and (b) the aggregate proceeds to the holders of Preferred Stock are greater than $272,000,000 (which is 1.7 times General Atlantic’s original purchase price);

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

b. the issuance of any shares of capital stock of NYMEX Holdings ranking senior or on parity with the Preferred Stock;

c. the creation, incurrence, issuance, assumption or guarantee of any indebtedness if the Company’s ratio of consolidated indebtedness to its earnings before interest, taxes, depreciation and amortization, generally referred to as EBITDA, would exceed 2:1 on a pro forma basis;

d. any change in the size of the board of directors or any creation or change in the size of any committee of the board of directors;

e. any amendment, modification or restatement of (i) the terms of the Preferred Stock (whether by merger, consolidation, business combination or otherwise), (ii) the NYMEX Holdings certificate of incorporation, or (iii) the certificate of incorporation or bylaws of NYMEX Exchange, in the case of clauses (ii) or (iii), only in the event of an adverse affect on the rights, preferences, qualifications, limitations or restrictions of the Preferred Stock (whether by merger, consolidation, business combination or otherwise); and

f. the redemption of any shares of capital stock of NYMEX Holdings or any subsidiary or common stock equivalents.

•	each share of the Preferred Stock is convertible, at the option of the holder, into one share of common stock, subject to adjustment for the Stock Election and in the event that NYMEX Holdings sells shares of stock prior to an initial public offering at a price less than that paid by General Atlantic. Additionally, upon the consummation of an initial public offering, all of the shares of Preferred Stock will automatically convert into an equivalent number of shares of common stock, subject to adjustment as described above. Once converted into common stock, such shares of Preferred Stock will no longer be outstanding or available for issuance; and

•	Upon the occurrence or consummation of one of the following events: a liquidation; a winding up; a dissolution; a sale; a merger or other business combination of NYMEX Holdings; or a sale of all or substantially all of its assets (an “Event”), holders of the Preferred Stock will be paid for each share of Preferred Stock held thereby, before any payment or distribution is made to any common stock or preferred stock that does not rank equally with or senior to the Preferred Stock. The amount shall be equal to the greater of (i) $160,000,000 for the 8,160,000 shares of the Preferred Stock plus accrued and unpaid dividends or (ii) the aggregate amount payable upon the occurrence of an Event with respect to the number of shares of common stock into which such share of Preferred Stock is convertible immediately prior to such an Event.

Transfer restrictions

To avoid creating an accidental illiquid market in NYMEX Holdings’ common stock following the “de-stapling,” new restrictions were imposed upon the transfer of NYMEX Holdings’ common stock that will be in effect until an initial public offering is conducted. Currently, the shares of Series A-1, Series A-2 and Series A-3 Common Stock are transferable only to (i) an owner of one or more Class A memberships issued by NYMEX Exchange, (ii) an owner of one or more shares of NYMEX Holdings’ common stock or (iii) General Atlantic, provided that General Atlantic is not permitted to acquire shares of NYMEX Holdings’ common stock from other stockholders unless

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

no other stockholder or owner of a Class A membership offers to purchase such shares and, provided further that General Atlantic has agreed that its ownership will be limited to a maximum of 20% of NYMEX Holdings’ voting power. Certain limited exceptions to these transfer restrictions, such as permitted transfers to a spouse, child or trust, are set forth in Article 5(e) of the Amended and Restated Certificate of Incorporation of NYMEX Holdings.

In the event NYMEX Holdings does conduct an initial public offering, additional restrictions upon the transfer of its common stock are intended to create an orderly market in NYMEX Holdings common stock. The shares of common stock that are currently issued will not be transferable after an initial public offering during Restricted Periods. These restrictions are similar to customary underwriter lock-ups in initial public offerings. The term “Restricted Period” means each of the periods commencing on the date of the initial public offering and ending:

(i)	with respect to Series A-1 Common Stock, 180 days thereafter;

(ii)	with respect to Series A-2 Common Stock, 360 days thereafter; and

(iii)	with respect to Series A-3 Common Stock, 540 days thereafter.

None of the currently outstanding shares of common stock will be subject to restrictions on transfer as of the 540th day after an initial public offering. Immediately following the expiration of the relevant Restricted Period, the applicable shares of common stock will automatically convert, without any action by the holder, into the same number of shares of common stock which do not have transfer restrictions.

General Atlantic has agreed to the same lock-up provisions as part of the Registration Rights Agreement, which will also be imposed on any transferee of General Atlantic’s shares.

Additionally, no stockholder will be permitted to acquire shares of NYMEX Holdings voting stock which would cause such stockholder to beneficially own more than a maximum of 10% of NYMEX Holdings’ voting power, other than General Atlantic which will be limited to a maximum of 20%.

Composition of board of directors

The board of directors of NYMEX Holdings and NYMEX Exchange consisted of twenty-five directors at March 31, 2006. In accordance with the GA Agreement, the annual meeting of stockholders was held on May 1, 2006 at which time the board of directors was reduced from twenty-five to fifteen directors.

8. Cumulative redeemable convertible preferred stock

The Preferred Stock issued in connection with the GA Agreement has a redemption feature that subjected it to an analysis of equity versus liability in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Preferred Stock embodies a conditional obligation to redeem the instrument upon events not certain to occur and accordingly is not classified as a liability until such event is certain to occur. The condition is that by the fifth anniversary of the closing of the GA Agreement the Company has not consummated an initial public offering or a sale, merger or other business combination.

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

In accordance with EITF Topic No. D-98, Classification and Measurement of Redeemable Securities, a company that issues preferred shares that are conditionally redeemable is required to account for the securities in accordance with Accounting Series Release No. 268, Presentation in Financial Statements of Redeemable Preferred Stocks, which states that the shares are to be recorded on the company’s balance sheet between total liabilities and stockholders’ equity as a temporary equity item. The amount in temporary equity is the proceeds from the sale of the Preferred Stock, net of issuance costs of $6.9 million. In addition, dividends on the Preferred Stock and accretions of the issuance costs (both charges to retained earnings) are added to arrive at the balance at September 30, 2006.

9. Consolidated statements of stockholders’ equity

Prior to the Company’s demutualization in November 2000, earnings and paid-in-capital were combined and reported in Members’ Equity on its consolidated financial statements. At the date of demutualization, the balance in Members’ Equity was transferred to Additional Paid-in-Capital. Subsequent to demutualization, earnings are being reported in Retained Earnings on the Company’s condensed consolidated statements of stockholders’ equity.

On March 21, 2006, the board of directors of the Company distributed a special cash dividend of $160 million, previously declared on March 6, 2006, to stockholders of record as of March 13, 2006 in connection with the GA Agreement (see Note 7). On the date of declaration, the balance in Retained Earnings was not sufficient to absorb the dividend due to the classification of the proceeds from the GA Agreement as a temporary equity item (see Note 8). As such, the balance in Additional Paid-in-Capital was reduced to zero and the remainder of the $160 million dividend was a reduction to Retained Earnings. This resulted in a deficit in Retained Earnings as well as Total Stockholders’ Equity at March 31, 2006 and June 30, 2006. If the Preferred Stock (see Note 8) is converted into common stock in accordance with the GA Agreement, at the option of the holder or automatically in the event of an initial public offering by the Company, the balance in temporary equity would be transferred to permanent equity as an increase to Additional Paid-in-Capital.

10. Earnings per share

The Company calculates earnings per share in accordance with SFAS No. 128, Earnings per Share, and EITF Topic 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128. EITF 03-06 clarifies the use of the two-class method of calculating earnings per share as originally prescribed in SFAS No. 128.

During the period, the Company had 8,160,000 shares of convertible preferred stock outstanding which were convertible into an equal amount of common stock (see Note 7). The Preferred Stock is considered to be a participating security under SFAS No. 128 because the holders of such securities are entitled to receive all dividends or other distributions made to the holders of shares of common stock. EITF 03-06 requires that participating securities be included in the computation of basic earnings per share using the two-class method, if the effect would be dilutive to earnings per share. Earnings available to common stockholders is calculated by subtracting from net income the dividends on preferred shares and the accretion of the preferred stock issuance

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

costs. Basic earnings per share is earnings available to common stockholders divided by the weighted average number of common shares outstanding during the period.

Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company calculates diluted earnings per share using the “if-converted” method. Under this method, the dividends on preferred shares and the accretion of the preferred stock issuance costs are added back to earnings available to common stockholders to arrive at the numerator. The weighted average of the preferred stock outstanding is added to the weighted average common shares outstanding to arrive at the denominator. If the effect of the if-converted method is anti-dilutive, the effect on diluted earnings per share of the Preferred Stock is disregarded.

The following is a reconciliation of the Company’s net income and weighted average shares for calculating basic and diluted earnings per share (in thousands, except for share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Net income	$40,724	$22,425	$112,490	$50,474
Less: Accrued preferred stock dividends	2,236	—	4,858	—
Accretion of preferred stock issuance costs	345	—	755	—

Earnings available to common stockholders	$38,143	$22,425	$106,877	$50,474

Weighted average common shares outstanding	73,440,000	816	54,071,000	816
Participating securities—convertible preferred stock	8,160,000	—	6,008,000	—

Weighted average common shares outstanding, basic and dilutive	81,600,000	816	60,079,000	816

Basic and diluted earnings per share	$0.47	$27,482	$1.78	$61,855

Proforma weighted average common shares outstanding and earnings per share retroactively adjusted to reflect the 90,000-for-1 recapitalization on March 14, 2006:

Weighted average common shares outstanding	73,440,000	73,440,000	73,440,000	73,440,000
Participating securities—convertible preferred stock	8,160,000	—	6,008,000	—

Weighted average common shares outstanding, basic and dilutive	81,600,000	73,440,000	79,448,000	73,440,000

Basic and diluted earnings per share	$0.47	$0.31	$1.35	$0.69

The calculation of diluted earnings per share results in an anti-dilutive effect and, therefore, diluted earnings per share is the same as basic earnings per share.

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

11. Direct transaction costs

The Company incurs various costs to support its trading floor and clearinghouse. These costs include fees paid to third-party brokers for submitting individually negotiated off-exchange trades to the Exchange for the clearing of specified products. These costs also include license and royalty fees paid to third-party vendors for the use of their settlement prices, as well as trading floor supplies needed for the Company’s open outcry venue.

12. Members’ retirement plan and benefits

The Company maintains a retirement and benefit plan under the COMEX Members’ Recognition and Retention Plan (“MRRP”). This plan provides benefits to certain members of the COMEX Division based on long-term membership, and participation is limited to individuals who were COMEX Division members prior to the Company’s acquisition of COMEX in 1994. No new participants were permitted into the plan after the date of the acquisition. The annual benefit payments are $12,500 ($2,000 for options members) for ten years for vested participants. Under the terms of the COMEX merger agreement, the Company is required to fund the plan with a minimum annual contribution of $400,000 until it is fully funded. The Company funded the plan by $800,000 in 2005 and expects to do so in 2006. Based on continued funding of $800,000 per year, and certain actuarial assumptions, the Company expects the plan to be fully funded in 2019. The annual contribution may be reduced if actuarial assumptions indicate that full funding can be achieved without making the entire funding contributions indicated above. Corporate contributions are charged against current operations. All benefits to be paid under the COMEX MRRP shall be based upon reasonable actuarial assumptions which, in turn, are based upon the amounts that are available and are expected to be available to pay benefits, except that the benefits paid to any individual will not exceed the amounts stated above. Quarterly distributions from the COMEX MRRP began in the second quarter of 2002. Subject to the foregoing, the board of directors of the Company reserves the right to amend or terminate the COMEX MRRP upon an affirmative vote of 60% of the eligible COMEX Division plan participants.

13. Postretirement benefits other than pensions

The Company’s postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in its postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, and changes in asset levels. The Company provides certain health care and life insurance benefit plans for qualifying retired employees. Substantially all of the Company’s employees may become eligible for these benefits if they reach specified age and years of service criteria while working for the Company. The benefits are provided through certain insurance companies. The Company expects to fund its share of such benefit costs principally on a pay-as-you-go basis.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) became law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

provide a benefit that is at least actuarially equivalent to the Medicare benefit. In accordance with FASB Staff Position No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the Company elected to defer recognition of the effects of the Act in any measures of the benefit obligation or cost. In May 2004, the FASB issued Staff Position No. 106-2 (“FAS No. 106-2”) under the same title. FAS No. 106-2 provides guidance on accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees. The Company has concluded that it will likely not be eligible to receive a subsidy. Therefore, the Act is not expected to have a material effect on the Company’s consolidated results of operations, financial position or cash flows. The measurement date used to determine postretirement benefit measures for the postretirement benefit plan is December 31 of each year.

Accrued postretirement benefit costs are included in other non-current liabilities in the condensed consolidated balance sheets. The accrued postretirement obligations recorded in the balance sheet at September 30, 2006 and December 31, 2005 exceed the amount of the accumulated obligations.

The net periodic postretirement benefit cost consists of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Service costs	$109	$88	$327	$264
Interest costs	115	88	345	264
Amortization of prior service costs	(14)	(14)	(42)	(42)
Amortization of net (gain) loss	22	6	66	18

Total net periodic postretirement benefit cost	$232	$168	$696	$504

14. Joint venture

FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“FIN No. 46”) and its amendment FIN No. 46(R) (revised December 2003) provides guidance for determining when an entity should consolidate another entity that meets the definition of a variable interest entity. Special purpose entities and other types of entities are assessed for consolidation under this guidance. A variable interest entity is required to be consolidated if the Company will absorb a majority of the expected losses, will receive a majority of the expected residual returns, or both. An entity that consolidates a variable interest entity is called the primary beneficiary.

As disclosed in Note 1 to the condensed consolidated financial statements, the Company has entered into a joint venture agreement with Tatweer Dubai LLC to form DME Holdings. The Company owns 50% of DME Holdings and shares in 50% of the profits and 35.7% of the losses. The Company will be required to contribute capital to the joint venture in an aggregate amount of $9.8 million over a five-year period, contingent upon the DME’s achievement of certain agreed upon performance targets. The Company’s maximum exposure to a loss from the joint venture is limited to its capital commitment, which at September 30, 2006 was approximately $7.5 million,

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

comprised of the total capital commitment of $9.8 million less approximately $2.3 million of losses incurred inception to date. During 2005, the Company made an initial capital contribution of $2.5 million and in the first quarter of 2006 made a second capital contribution of $2.5 million to the joint venture. The Company accounts for its investment under the equity method of accounting whereby its investment is adjusted by any gain or loss it recognizes from the joint venture. For the three- and nine-month periods ended September 30, 2006, the Company incurred losses of approximately $1.0 million and $1.7 million, respectively, which is recorded in other expenses on the condensed consolidated statements of income. Although the Company believes that DME Holdings is a variable interest entity, it does not believe that it is the primary beneficiary and, therefore, did not consolidate DME Holdings in its results of operations.

15. Lease termination costs

The Company leased 17,000 square feet of space at 22 Cortlandt Street in New York, New York. During the first quarter of 2006, the Company negotiated with the landlord for an early termination of the lease. In accordance with FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“FAS No. 146”), the Company recorded a charge of $1.8 million in the first quarter of 2006 for the estimated amount to be paid. The charge was recorded in occupancy and equipment on the Company’s condensed consolidated statements of income for the quarter ended March 31, 2006. In June 2006, the Company paid the landlord the negotiated lease buy-out amount which thereby terminated its obligation under the lease agreement.

The following tables summarize the activity related to the lease termination in accordance with FAS No. 146 (in thousands):

	Lease Termination Costs		Lease Termination Costs

Total expected to be incurred	$1,800	Liability at January 1, 2006	$—

Charges:		Charges	1,800
Quarter ended March 31, 2006	$1,800	Payments	(1,800)

Cumulative charges incurred as of September 30, 2006	$1,800	Liability at September 30, 2006	$—

In June 2006, the Company ceased its floor trading operations of Europe Exchange. As a result, the Company incurred lease termination costs during the first and second quarters of 2006 on various operating leases it had contracted to support its floor trading operations. In September 2006, the Company consolidated its London offices, and in doing so vacated its location at 131 Finsbury Pavement. The Company began negotiations with the landlord during September to buy-out the remaining lease term. As such, the Company recorded a charge of approximately $1.9 million in the current quarter for the estimated amount to be paid. This charge was recorded in occupancy and equipment on the Company’s condensed consolidated statements of income.

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

The following tables summarize the activity related to the various Europe Exchange lease terminations in accordance with FAS No. 146 (in thousands):

	Lease Termination Costs		Lease Termination Costs

Total expected to be incurred	$3,426	Liability at January 1, 2006	$—

Charges:		Charges	225
Quarter ended March 31, 2006	$225	Payments	—

Quarter ended June 30, 2006	1,331	Liability at March 31, 2006	225
Quarter ended September 30, 2006	1,870	Charges	1,331

Cumulative charges incurred as of September 30, 2006		Payments	(108)

	$3,426	Liability at June 30, 2006	1,448

		Charges	1,870
		Payments	(240)

		Liability at September 30, 2006	$3,078

16. Supplemental disclosures of cash flow information

Supplemental disclosures of cash flow information for the nine months ended September 30, 2006 and 2005 are as follows:

	Nine Months Ended September 30,
(in thousands)	2006	2005

Cash paid for:
Interest	$97,926	$42,455

Income taxes	$90,271	$44,773

Non-cash investing and financing activities:
Unrealized gain on available-for-sale securities	$1,324	$—

Issuance of common stock	$734	$—

Cumulative redeemable convertible preferred stock dividends and amortization of issue costs	$5,613	$—

Decrease in income taxes payable due to NYMEX MRRP tax benefit	$7,305	$—

17. Segment reporting

The Company considers operating results for two business segments: Open Outcry and Electronic Trading and Clearing. Open Outcry is the trading and clearing of NYMEX Division and COMEX Division futures and options contracts on the trading floors of the Exchange. In addition, Open

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

Outcry includes the trading and clearing of Europe Limited futures contracts on the trading floor of the Company’s London subsidiary which, as disclosed in Note 1, ceased its floor trading operations in June 2006. Electronic Trading and Clearing consists of NYMEX ACCESS®, NYMEX ClearPort® Trading, NYMEX ClearPort® Clearing and the trading of products on the CME Globex™ electronic trading platform. The Corporate/Other column represents income earned on the Company’s securities lending activities and investments net of fees, interest expense incurred on its obligations, fees incurred on its securities lending activities and any gains and losses incurred on its other investments including the DME joint venture. The Company reports revenue on a segment basis. Total revenues presented for each segment include clearing and transaction fees related to such segment and a pro rated portion of market data fees. Other revenues are attributed entirely to Open Outcry. Depreciation and amortization and other operating expenses (excluding interest, securities lending fees, bank fees and losses from other investments) are allocated based on the proportion of total revenues attributed to each segment. The prior year segment information has been reclassified to reflect this methodology of reporting each segment.

Financial information relating to these business segments is set forth below (in thousands):

	Three Months Ended September 30, 2006				Three Months Ended September 30, 2005
	Open Outcry	Electronic Trading & Clearing	Corporate / Other	Total	Open Outcry	Electronic Trading & Clearing	Corporate / Other	Total

Net revenues	$61,020	$77,274	$4,085	$142,379	$57,376	$36,215	$4,312	$97,903
Depreciation and amortization	1,466	1,856	—	3,322	2,262	1,435	—	3,697
Other operating expenses	26,815	33,958	2,963	63,736	30,870	19,484	2,227	52,581

Income before provision for income taxes	32,739	41,460	1,122	75,321	24,244	15,296	2,085	41,625
Provision for income taxes	15,038	19,044	515	34,597	11,183	7,054	962	19,200

Net income	$17,701	$22,416	$607	$40,724	$13,061	$8,242	$1,123	$22,425

	Nine Months Ended September 30, 2006				Nine Months Ended September 30, 2005
	Open Outcry	Electronic Trading & Clearing	Corporate / Other	Total	Open Outcry	Electronic Trading & Clearing	Corporate / Other	Total

Net revenues	$190,436	$182,043	$9,056	$381,535	$161,858	$83,348	$7,880	$253,086
Depreciation and amortization	5,915	5,655	—	11,570	7,792	4,013	—	11,805
Other operating expenses	79,731	76,218	7,641	163,590	94,078	48,445	6,145	148,668

Income before provision for income taxes	104,788	100,172	1,415	206,375	59,987	30,891	1,735	92,613
Provision for income taxes	47,671	45,570	644	93,885	27,294	14,055	789	42,139

Net income	$57,117	$54,602	$771	$112,490	$32,693	$16,835	$946	$50,474

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

The Company does not account for, and does not report to management, its assets (other than goodwill and other intangible assets for SFAS No. 142 reporting purposes) or capital expenditures by business segment. Foreign source revenues and long-lived assets located in foreign countries are not material to the consolidated results of operations and financial position of the Company and are, therefore, not disclosed separately.

18. Commitments and contingencies

Contractual obligations

In connection with its operating activities, the Company enters into certain contractual obligations. The Company’s material contractual cash obligations include long-term debt, services agreements, operating leases and other contracts. A summary of the Company’s minimum required future cash payments associated with its contractual cash obligations outstanding as of September 30, 2006, as well as an estimate of the timing in which these commitments are expected to expire, are set forth in the following table:

	Payments Due by Period
(in thousands)	2006	2007	2008	2009	2010	Thereafter	Total

Contractual Obligations
Long-term debt principal	$2,817	$2,817	$2,817	$2,817	$2,817	$71,830	$85,915
Long-term debt interest	3,313	6,416	6,205	5,994	5,783	41,786	69,497
Services agreements¹	3,213	9,250	10,080	10,270	11,571	30,948	75,332
Operating leases—facilities	782	2,985	2,960	2,987	3,266	5,731	18,711
Operating leases—equipment	637	1,858	1,555	613	—	—	4,663
Other long-term obligations	800	800	800	800	800	7,003	11,003

Total contractual obligations	$11,562	$24,126	$24,417	$23,481	$24,237	$157,298	$265,121

¹	Services agreements include required minimum payments in accordance with a technology services agreement with CME (see Note 19). The CME Agreement has a ten-year term from the launch date with rolling three-year extensions. Either party may elect to terminate the CME Agreement between the fifth and the sixth year anniversary of the first launch date upon written notice and payment of a termination fee. As a result, the Company’s current minimum obligation under the CME Agreement is for payments in years one through five. As such, the Contractual Obligations table above sets forth the Company’s minimum obligation for years one through five, including the related termination fee in the event the Company elects to terminate the CME Agreement. In addition, the services agreements category includes employment agreements as filed with the SEC.

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

The Company occupies premises under leases, including a land lease, with various lessors that expire in 2006 through 2069. For the three months ended September 30, 2006 and 2005, rental expense for facilities and the land lease amounted to $2.5 million and $1.2 million, respectively and for the nine months ended September 30, 2006 and 2005, amounted to $5.9 million and $2.8 million, respectively. Included in the amounts for the three- and nine-month periods ended September 30, 2006 is the $1.9 million lease termination charge the Company incurred on its London premises (see Note 15). The nine-month period ended September 30, 2006 also includes the $1.8 million lease termination charge the Company incurred during the first quarter of 2006 in regards to the premises at 22 Cortlandt Street in New York (see Note 15).

The Company leases space to tenants in its headquarters facility and records the associated rental income in other revenue on the condensed consolidated statements of income. For each of the three months ended September 30, 2006 and 2005, rental income amounted to $2.1 million. For the nine months ended September 30, 2006 and 2005, rental income amounted to $6.4 million and $6.1 million, respectively. Future minimum rental income for the years 2006 through 2010 and thereafter is as follows:

(in thousands)

2006	$2,024
2007	7,521
2008	5,640
2009	4,764
2010	4,484
Thereafter	10,778

Total	$35,211

In accordance with the DME shareholders agreement, the Company will be required to contribute capital to the joint venture in an aggregate amount of $9.8 million over a five-year period, contingent upon the DME’s achievement of certain agreed upon performance targets. At September 30, 2006, the Company had contributed a total of $5.0 million.

Financial guarantees

The Company adopted FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (“FIN No. 45”), effective January 1, 2003. The Company has certain guarantee arrangements in its clearing process as well as other financial guarantees discussed below:

Included in marketable securities are investments that are pledged as collateral with one of the Company’s investment managers relating to a membership seat financing program. Under this program, the investment manager extends credit to individuals purchasing NYMEX Division memberships. The program requires that the Company pledge assets to the investment manager in an amount equal to at least 118% of the loan value. In the event a member defaults on a loan, the investment manager has the right to seize the Company’s collateral for the amount of the

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

default, and the Company has the right to liquidate the member’s interest in NYMEX Division to reimburse its loss of collateral. At September 30, 2006, there were total seat loan balances of $7.7 million and securities pledged against the seat loan balances of $9.1 million.

The Company serves a clearinghouse function, standing as a financial intermediary on every open futures and options transaction cleared. Through its clearinghouse, the Company maintains a system of guarantees for performance of obligations owed to buyers and sellers. This system of guarantees is supported by several mechanisms, including margin deposits and guaranty funds posted by clearing members with the Company’s clearinghouse. The amount of margin deposits on hand will fluctuate over time as a result of, among other things, the extent of open positions held at any point in time by market participants in NYMEX Division and COMEX Division contracts and the margin rates then in effect for such contracts. The Company is required, under the Commodity Exchange Act, to maintain separate accounts for cash and securities that are deposited by clearing members, at banks approved by the Company, as margin for house and customer accounts. These clearing deposits are used by members to meet their obligations to the Company for margin requirements on open futures and options positions, as well as delivery obligations.

During 2004, the Company established additional retail customer protection supported by a commitment of at least $10 million available at all times to promptly reimburse retail customers in the event that their clearing member defaults as a result of a default by another customer where margin funds from the retail customer’s account are used to address the default. Retail customers are defined as those that do not otherwise qualify as “eligible contract participants” under the requirements of the Commodity Exchange Act, and are not floor traders or floor brokers on the Exchange or family members of an Exchange floor trader or floor broker who maintains an account at the same clearing firm.

There were no events of default during the three and nine months ended September 30, 2006, in any of the above arrangements, in which a liability should be recognized in accordance with FIN No. 45.

Legal proceedings

Set forth below is a description of material litigation to which the Company is a party, as of September 30, 2006. Although there can be no assurance as to the ultimate outcome, the Company believes it has a meritorious defense and is vigorously defending the matter described below. The final outcome of any litigation, however, cannot be predicted with certainty, and an adverse resolution of this matter could have a material adverse effect on the Company’s consolidated results of operations, financial position or cash flows.

The Company has been named as a defendant in the following legal action:

New York Mercantile Exchange, Inc. v. IntercontinentalExchange, Inc. On November 20, 2002, NYMEX Exchange commenced an action in United States District Court for the Southern District of New York against IntercontinentalExchange, Inc. (“ICE”). The amended complaint alleges claims for: (a) copyright infringement by ICE arising out of ICE’s uses of certain NYMEX Exchange settlement prices; (b) service mark infringement by reason of use by ICE of the service marks NYMEX and NEW YORK MERCANTILE EXCHANGE; (c) violation of

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

trademark anti-dilution statutes; and (d) interference with contractual relationships. On

January 6, 2003, ICE served an Answer and Counterclaims, in which ICE alleges five counterclaims against NYMEX Exchange as follows: (1) a claim for purported violation of Section 2 of the Sherman Act, 15 U.S.C. § 2, for NYMEX Exchange’s allegedly trying to maintain a monopoly in the execution of the North America energy futures and expand the alleged monopoly into the execution and clearing of North American OTC energy contracts by attempting to deny ICE access to NYMEX Exchange settlement prices; (2) a claim for purported violation of Section 1 of the Sherman Act by conspiring with certain of its members to restrain trade by attempting to deny ICE access to NYMEX Exchange settlement prices; (3) a claim for alleged violation of Section 2 of the Sherman Act by NYMEX Exchange purportedly denying ICE access to NYMEX Exchange’s settlement prices which are allegedly an “essential facility”; (4) a claim for purported violation of Section 1 of the Sherman Act and Section 3 of the Clayton Act by NYMEX Exchange allegedly tying execution services for North American energy futures and options to clearing services; and (5) a claim for purported violation of the Lanham Act through false advertising with respect to certain services offered by NYMEX Exchange and services offered by ICE. The counterclaims request damages and trebled damages in amounts not specified yet by ICE in addition to injunctive and declaratory relief.

On August 11, 2003, the Court issued an opinion dismissing certain counterclaims and one affirmative defense, with leave to replead. On or about August 28, 2003, NYMEX Exchange was served with ICE’s First Amended Counterclaims in which ICE made four counterclaims against NYMEX Exchange principally alleging violations of U.S. antitrust laws, including claims regarding monopoly leveraging.

By Order and Opinion dated June 30, 2004, the Court granted NYMEX Exchange’s motion and dismissed all of the antitrust counterclaims asserted against NYMEX Exchange. ICE did not appeal this decision.

By Order and Opinion dated September 29, 2005, the Court (1) granted ICE’s motion for summary judgment to the extent of dismissing NYMEX Exchange’s federal claims for copyright and trademark infringement and dismissing without prejudice (by declining to exercise supplemental jurisdiction), NYMEX Exchange’s state law claims for violation of trademark anti-dilution statutes and interference with contractual relationships, and (2) denied NYMEX Exchange’s cross-motion for partial summary judgment on copyright infringement and tortious interference with contract. On October 13, 2005, NYMEX Exchange filed a notice of appeal with the United States Court of Appeals for the Second Circuit. NYMEX Exchange filed its appeal brief on January 24, 2006. The appeal has been fully briefed. Oral argument has been scheduled for November 16, 2006. This case is ongoing.

19. Technology services agreement

On April 6, 2006, NYMEX Exchange entered into a definitive technology services agreement (the “CME Agreement”) with Chicago Mercantile Exchange Inc. (“CME”), a wholly-owned subsidiary of Chicago Mercantile Exchange Holdings Inc.

Pursuant to the CME Agreement, CME will be the primary electronic trading service provider for NYMEX Exchange’s energy futures and options contracts. Initial trading of NYMEX Exchange energy products on the CME Globex™ electronic trading platform began in the second quarter of

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited condensed consolidated financial statements — (continued)

2006, and included side-by-side trading of NYMEX Exchange full-sized cash-settled and NYMEX Exchange miNY™ energy futures contracts for crude oil, natural gas, heating oil and gasoline with NYMEX Exchange’s floor-based products during open outcry trading hours as well as trading when the NYMEX Exchange trading floor is closed. In August 2006, after-hours energy, platinum and palladium physically delivered futures contracts that were traded on NYMEX ACCESS® migrated onto the CME Globex™ electronic trading platform. In September 2006, the full suite of physically delivered NYMEX energy, platinum and palladium futures contracts began side-by-side trading on the CME Globex™ electronic trading platform during open outcry trading hours. Also under the terms of the CME Agreement, the CME Globex™ electronic trading platform will be the primary electronic trading platform for COMEX Division metals products currently traded electronically on NYMEX ACCESS®, with an anticipated launch in the fourth quarter of 2006.

The CME Agreement has a ten-year term from the launch date with rolling three-year extensions unless, among other reasons, (i) either party elects not to renew the CME Agreement upon written notice prior to the beginning of the applicable renewal term, or (ii) either party elects to terminate the CME Agreement between the fifth and the sixth year anniversary of the first launch date upon written notice and payment of a termination fee. Pursuant to the CME Agreement, NYMEX Exchange will pay to CME a minimum annual payment or per trade fees based on average daily volume, whichever is greater. For the three and nine months ended September 30, 2006, the Company incurred fees of $5.1 million and $5.7 million, respectively, under the terms of the CME Agreement.

20. Subsequent events

On October 12, 2006, the stockholders of the Company voted and approved its initial public offering and related proposals. The timing of the initial public offering is still dependent upon several factors, including market conditions and regulatory review and approval.

On October 31, 2006, the stockholders of the Company voted and approved a transaction agreement, which was signed on September 21, 2006, with the COMEX Governors Committee regarding the COMEX Division member rights, including electronic trading rights. In exchange for the termination of the COMEX Merger Agreement that NYMEX Division and COMEX Division entered into in 1994, each of the 772 COMEX Division members will receive 8,400 shares of NYMEX Holdings common stock for each COMEX Division seat owned by such member, certain trading rights protections and, as they were previously entitled under the COMEX Merger Agreement, a payment of $10 million, in the aggregate, from the proceeds of an initial public offering of the Company. Completion of the transaction agreement will entitle NYMEX Division to list all COMEX Division contracts and new metals contracts electronically for overnight and side-by-side trading. In addition, metals contracts may be listed for clearing on the NYMEX ClearPort® Clearing platform, and NYMEX Division will have the right to make electronic trading privileges available to third parties. The transaction agreement is dependent upon several factors, including COMEX Division member approval and applicable regulatory review and approval.